SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.


                                  FORM U5S

                            ANNUAL REPORT
                For the Year ended December 31, 1996


 Filed pursuant to the Public Utility Holding Company Act of 1935 by Eastern Utilities Associates, P.O. Box 2333, Boston, Massachusetts 02107



                             04-1271872
                (I.R.S. Employer Identification No.)

                      FORM U5S-ANNUAL REPORT

                     For the Calendar Year 1996

                                ITEMS
ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996

                                                     % of
   Name of Company              Number of Common    Voting     Issuer        Owner's
(add abbreviation used herein)    Shares Owned      Power     Book Value     Book Value
Eastern Utilities Associates      Publicly Owned        <F3>   $371,856,845
     (EUA or the Association)

EUA Service Corporation                100         100% <F4>      3,220,835   3,220,835
     (EUA Service)

Blackstone Valley Electric         184,062         100% <F4>     36,232,083  36,232,083
  Company (Blackstone)

Newport Electric Corporation     1,000,000         100% <F4>     21,719,956  21,719,956
     (Newport)

Eastern Edison Company           2,891,357         100% <F4>    240,213,303 240,213,303
     (Eastern Edison)

Montaup Electric Company           586,000         100% <F5>    183,555,220 183,555,220
     (Montaup)
          Preferred Stock                               <F5>      1,500,000   1,500,000
          Debenture Bonds (Unsecured)                   <F5>    135,575,000 135,575,000
          Pollution Control
            Bonds (Unsecured) - Net                     <F5>     36,865,348  36,865,348

EUA Cogenex Corporation              1,000         100% <F4>     47,548,713  47,548,713
     (EUA Cogenex)

  EUA Citizens Conservation
        Services, Inc.              10,000         100% <F7>         27,351      27,351

  Northeast Energy Management, Inc. 10,000         100% <F7>     11,362,421  11,362,421
   (NEM)

    EUA Highland Corporation        10,000         100% <F7>      4,735,002   4,735,002

    APS Cogenex L.L.C.                             50% <F10>         37,434      37,434

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996
                                                     % of
   Name of Company               Number of Common    Voting        Issuer      Owner's
(add abbreviation used herein)    Shares Owned       Power        Book Value   Book Value
    EUA Cogenex-Canada Inc.           100            100% <F7>       421,295      421,295
   (Cogenex Canada)

    EUA WestCoast L.P.                                50% <F9>     1,211,722    1,211,722
   Promissory Note                                                 1,681,280    1,681,280

    EUA Energy Capital and
    Services I                                        50% <F8>     5,589,899    5,589,899
   Promissory Note                                                 5,887,966    5,887,966

    EUA Energy Capital and
    Services II                                       50% <F8>     7,898,524    7,898,524
   Promissory Note                                                12,091,381   12,091,381

 EUA FRC II Energy Partners                           50% <F8>       287,360      287,360

   Micro Utility Partners of America                  50% <F9>      (695,910)    (695,910)
   Promissory Note                                                 1,476,078    1,476,078

EUA Energy Services (1)                   100        100% <F4>       (50,495)     (50,495)

 Duke/Louis Dreyfus Energy Services L.L.C. (2)       30% <F10>

EUA Energy Investment Corporation         100        100% <F4>   (13,040,331) (13,040,331)
 (EUA Energy)

    Eastern Unicord Corporation         1,000        100% <F6>    (1,840,592)  (1,840,592)
       (Unicord)

    EUA TransCapacity, Inc.             1,000        100% <F6>    (4,173,089)  (4,173,089)

       TransCapacity, L.P.                            80% <F9>    (6,945,441)  (6,945,441)

    EUA Bioten, Inc.                      100        100% <F6>      (474,377)    (474,377)

EUA Ocean State Corporation                 1        100% <F4>    15,342,917   15,342,917
  (EUA Ocean State)
    Ocean State Power I                  29.9%      29.9% <F8>    29,960,850   29,960,850
    Ocean State Power II                 29.9%      29.9% <F8>    22,637,739   22,637,739

*Eastern Edison Electric Company                     100% <F4>         1,000        1,000
_________

<F1>  Organized under the Laws of the Commonwealth of Massachusetts on December
      5, 1995 to engage in and carry on businesses providing energy-related products and services to residential and commercial purchasers.
<F2>  Organized under the Laws of Delaware on December 6, 1995 to engage in the business of marketing energy and energy-related services in New England.
<F3>  Cumulative Voting.
<F4>  Wholly-owned by EUA.
<F5>  Wholly-owned by Eastern Edison.
<F6>  Wholly-owned by EUA Energy.
<F7>  Wholly-owned by EUA Cogenex.
<F8>  General Partnership.
<F9>  Limited Partnership.
<F10> Limited Liability Company.
*Inactive

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

                                            Brief Description
 Name of Company                            of Transaction       Consideration     Exemptions
            (1)                                      (2)              (3)             (4)
Blackstone Valley Electric                  Sale of Building         $975,000        44 (b)
                                            Washington Highway
                                            Lincoln, RI

Blackstone Valley Electric                  Sale of Land             $ 50,000        44 (b)
                                            Aetna Street
                                            Central Falls, RI

Blackstone Valley Electric                  Sale of Land             $  2,000        44 (b)
                                            Lee Street
                                            Pawtucket, RI

Eastern Edison Company                      Sale of Land with
                                             Buildings Thereon       $ 70,000        44 (b)
                                            North Main Street
                                            Cohasset, MA

Eastern Edison Company                      Sale of Land             $ 15,000        44 (b)
                                            Bedford and Tenth Streets
                                            Fall River, MA

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES


                   Type of           Maximum Amount
 Name of Issuer    Security          Outstanding During 1996    Exemption
      (1)             (2)                     (3)                  (4)

                      None.

The following refers to short-term borrowing by EUA system companies during 1996:

                    Highest                  Effective
   Balance at       Balance       Date of    Average
   Year-end         During Year   Highest    Interest Rate
   (000)            (000)         Balance    For Year

    $51,848         $60,530       9/16/96     5.50%

       EUA Cogenex is required under certain contracts with various government entities and utility companies to maintain either a letter of credit or performance bond to collateralize performance under the contract. These contingent liabilities will only be drawn by the customer if EUA Cogenex fails
to perform under the construction contract.   For the letters of credit, the
highest amount outstanding during 1996 and the year end balance was approximately $5.7 million and $4.3 million, respectively. For the performance bonds, the highest amount outstanding during 1996 and the year end balance was $4.1 million.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
                   Name of Company
                     Acquiring,
Name of Issuer       Redeeming      Number of Shares or
       and           or Retiring     Principal Amount
 Title of Issue      Securities      Acquired, Redeemed,  Consideration  Authorization
       (1)              (2)           or Retired (3)          (4)            (5)
Blackstone:          Blackstone
 First Mortgage Bonds:
  9 1/2% due 2004                      $1,500,000            $1,500,000      (a)

Eastern Edison:      Eastern Edison
 First Mortgage
 and Collateral Trust Bonds:
 4 7/8% due 1996                       $7,000,000            $7,000,000      (a)

Newport:             Newport
    Preferred Stock,
    $100 par value:
  9.75% issue                                 900 shs.       $   90,000      (a)

    First Mortgage Bonds:
  8.95% due 2001                         $650,000            $  650,000      (a)

    Small Business
    Administration Loan:
  6.5% due 2005                           $90,780            $   90,780      (a)

EUA Cogenex:         EUA Cogenex
    Unsecured Notes:
   9.6% due 2001                       $3,200,000            $3,200,000      (a)
   10.56% due 2005                     $3,500,000            $3,500,000      (a)

EUA Service:         EUA Service
    Secured Notes:
      10.20% due 2008                  $2,200,000            $2,200,000      (a)

EUA Ocean State:     EUA Ocean State
    Unsecured Notes:
      9.59% due 2011                   $2,476,660            $2,476,660      (a)

(a)  Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES
                                                       % of    Number of Shares
                                                      Voting   or Principal        Book
Name of Owner    Name of Issuer       Security Owned  Power    Amount Owned        Value
   (1)                (2)                  (3)         (4)          (5)             (6)
Eastern Edison   Aggregate number of
                 investments - six (6)                                        $     50,405

Montaup          Yankee Atomic         Capital Stock   4.5    6,903 shares       1,055,441
                 Electric Co. *

   "      "      Conn. Yankee          Capital Stock   4.5   15,750 shares       4,809,436
                 Atomic Power Co.*

   "       "     Vermont Yankee        Capital Stock   2.5   9,801 shares        1,368,146
                 Nuclear
                 Power Corp. *

   "       "     Maine Yankee          Capital Stock   4.0   20,000 shares       2,877,349
                 Atomic
                 Power Co. *

   "       "     NE Hydro Trans.       Capital Stock   3.3   130,812 shares      1,927,919
                 Electric Co. **


   "       "     NE Hydro              Capital Stock   3.3      644 shares       1,171,219
                 Trans. Corp. **

___________
  *Regional nuclear generating company.
 **Owner of Transmission Facilities.

ITEM 6. OFFICERS AND DIRECTORS

Part I. As of December 31, 1996.                               Names of System Companies with which Connected
                                                                            Blackstone
                                                   Eastern     EUA          Valley      Newport      Eastern
                                                   Utilities   Service      Electric    Electric     Edison
                                                   Associates  Corporation  Company     Corporation  Company
Russell A. Boss         One Albion Road            TR
                        Lincoln, RI 02865
J. Thomas Brett         275 Slater St.,Ste 1700
                        Ottawa, Canada K1P 5H9
Richard M. Burns        One Liberty Square         CM, AT, AS  D, CM, AT,   VP, AT, AS  VP, AT       VP, AT, AC
                        Boston, MA 02109                       AS, AC, VP
John D. Carney          P.O. Box 543               EVP         D, EVP       D, P        D, P         D, P
                        W. Bridgewater, MA 02379
Paul J. Choquette, Jr.  7 Jackson Walkway          TR
                        Providence, RI 02940
Peter S. Damon          500 West Main Rd.          TR
                        Middletown, RI 02842
James L. Day            7931 Rae Boulevard
                        Victor, NY 14564
Janice P. DeBarros      Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Peter B. Freeman        100 Alumni Drive           TR
                        Providence, RI 02906
David H. Gulvin         P.O. Box 543                           D, SVP       D, SVP      D, SVP       D, SVP
                        W. Bridgewater, MA 02379
Barbara A. Hassan       P.O. Box 543                           VP           VP          VP           VP
                        W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. One Liberty Square         T,S         D,VP,T,S,C   T,S         T,S          T,C
                        Boston, MA 02109
Darcy L. Immerman       100 Foot of John Street
                        Lowell, MA 01852
Michael J. Hirsh        P.O. Box 543                           VP           VP          VP           VP
                        W. Bridgewater, MA 02379
Edward J. Kaitz         Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Kevin A. Kirby          P.O Box 543                            D, VP        VP          VP           VP
                        W. Bridgewater, MA 02379
Larry A. Liebenow       1082 Davol Street, 5th Fl. TR
                        Fall River, MA 02720


 ITEM 6. OFFICERS AND DIRECTORS - Continued                          Names of System Companies with which Connected


Part I. As of December 31, 1996.                                            Blackstone
                                                   Eastern     EUA          Valley      Newport      Eastern
                                                   Utilities   Service      Electric    Electric     Edison
                                                   Associates  Corporation  Company     Corporation  Company
Edward T. Liston        Boott Mills South                      D, VP
                        100 Foot of John Street
                        Lowell, MA 01852
Jacek Makowski          One Center Plaza Ste 270   TR
                        Boston, MA 02108
Wesley W. Marple, Jr.   413 Hayden Hall            TR
                        Northeastern University
                        Boston, MA 02115
Stephen Morgan          Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Peter Oatman            2970 Wilderness Pl.
                        Boulder, CO. 80301
William F. O'Connor     P.O. Box 543                           VP
                        W. Bridgewater, MA 02379
Basil G. Pallone        Boot Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Donald G. Pardus        One Liberty Square         TR, CH, CEO D, CH        D, CH       D, CH        D, CH
                        Boston, MA 02109
Robert G. Powderly      P.O. Box 543               EVP         D, EVP       D, EVP      D, EVP       D, EVP
                        W. Bridgewater, MA 02379
Leonard Rozek           2970 Wilderness Pl.
                        Boulder, CO. 80301
William A. Sifflard     20 Thurber Blvd
                        Smithfield, RI 02917
Margaret M. Stapleton   P.O. Box 111               TR
                        Boston, MA 02117
John R. Stevens         One Liberty Square         TR, COO, P  D, P         D, VCH      D, VCH       D, VCH
                        Boston, MA 02109
Thomas N. Stoner, Jr.   2970 Wilderness Pl.
                        Boulder, CO 80301
W. Nicholas Thorndike   150 Dudley Street          TR
                        Brookline, MA 02146
Mark S. White           Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852

 ITEM 6. OFFICERS AND DIRECTORS - Continued

Part I. As of December 31, 1996.                             Names of System Companies with which Connected
                                                 Montaup     EUA          EUA Energy  EUA            EUA
                                                 Electric    Cogenex      Investment  Ocean State    Energy
                                                 Company     Corporation  Corporation Corporation    Services, Inc.
Russell A. Boss         One Albion Road
                        Lincoln, RI 02865
J. Thomas Brett         275 Slater St., Ste 1700
                        Ottawa, Canada K1P 5H9
Richard M. Burns        One Liberty Square,      VP, AT, AC  D, CM, AT    D, VP, AT, AC     AT
                        Boston, MA 02109
John D. Carney          P.O. Box 543             D, EVP      D, EVP       D, EVP            EVP       D
                        W. Bridgewater, MA 02379
Paul J. Choquette, Jr.  7 Jackson Walkway                    D
                        Providence, RI 02940
Peter S. Damon          500 West Main Road
                        Middletown, RI 02842
James L. Day            7931 Rae Boulevard                   VP
                        Victor, NY 14564
Janice P. DeBarros      Boott Mills South
                        100 Foot of John Street
                        Lowell, MA 01852
Peter B. Freeman        100 Alumni Drive
                        Providence, RI 02960
David H. Gulvin         P.O. Box 543             D, VP
                        W. Bridgewater, MA 02379
Barbara A. Hassan       P.O. Box 543
                        W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. One Liberty Square       T,C         T,C          T,C                T,S       T,C
                        Boston, MA 02109
Michael J. Hirsh        P.O. Box 543
                        W. Bridgewater, MA 02379
Darcy L. Immerman       Boott Mills South                    VP
                        100 Foot of John Street
                        Lowell, MA 01852
Edward J. Kaitz         Boott Mills South                    VP
                        100 Foot of John Street
                        Lowell, MA 01852
Kevin A. Kirby          P.O Box 543              D, VP                                         D, VP     D,VP
                        W. Bridgewater, MA 02379
Larry A. Liebenow       1082 Davol Street, 5th Fl.
                        Fall River, MA 02720

ITEM 6. OFFICERS AND DIRECTORS - Continued

Part I. As of December 31, 1996.                                  Names of System Companies with which Connected
                                                 Montaup     EUA          EUA Energy  EUA            EUA
                                                 Electric    Cogenex      Investment  Ocean State    Energy
                                                 Company     Corporation  Corporation Corporation    Services, Inc.
Edward T. Liston       Boott Mills South                     D, P
                       100 Foot of John Street
                       Lowell, MA 01852
Jacek Makowski         One Center Plaza, Ste 270
                       Boston, MA 02108
Wesley W. Marple, Jr.  413 Hayden Hall                      D
                       Northeastern University
                       Boston, MA 02115
Stephen Morgan         Boott Mills South
                       100 Foot of John Street
                       Lowell, MA 01852
Peter Oatman           2970 Wilderness Pl.
                       Boulder, CO. 80301
William F. O'Connor    P.O. Box 543
                       W. Bridgewater, MA 02379
Basil G. Pallone       Boott Mills South                     EVP
                       100 Foot of John Street
                       Lowell, MA 01852
Donald G. Pardus       One Liberty Square        D, CH       D, CH         D, CH       D, CH      D,CH
                       Boston, MA 02109
Robert G. Powderly     P.O. Box 543              D, EVP      D, EVP        D, EVP      D, EVP     D
                       W. Bridgewater, MA 02379
Leonard Rozek          2970 Wilderness Pl.
                       Boulder, CO. 80301
William A. Sifflard    20 Thurber Blvd                       VP
                       Smithfield, RI 02917
Margaret M. Stapleton  P.O. Box 111                          D
                       Boston, MA 02117
John R. Stevens        One Liberty Square        D, P        D, VCH        D, P        D, P       D, P
                       Boston, MA 02109
Thomas N. Stoner, Jr.  2970 Wilderness Pl.
                       Boulder, CO 80301
W. Nicholas Thorndike  150 Dudley Street                     D
                       Brookline, MA 02146
Mark S. White          Boott Mills South                     VP, ACM, AC
                       100 Foot of John Street
                       Lowell, MA 01852

 ITEM 6.   OFFICERS AND DIRECTORS

Part I.   As of December 31, 1996.                                    Names of System Companies with which Connected
                                               EUA         EUA             Northeast        EUA Citizens     EUA         EUA
                                               Cogenex-    TransCapacity   Energy           Conservation     Highland    Bioten
                                               Canada Inc. Inc.            Management Inc.  Services Corp.   Corp.       Inc.
Russell A. Boss        One Albion Road
                       Lincoln, RI 02865
J. Thomas Brett        275 Slater St. Ste 1700  D
                       Ottawa, Canada K1P5H9
Richard M. Burns       One Liberty Square       VP, CM,AT    D, AT          VP,CM           CM,AT            CM,AT       D,AT
                       Boston, MA 02109
John D. Carney         P.O. Box  543                         EVP                                                         D, EVP
                       W.  Bridgewater, MA 02379
Paul J. Choquette, Jr. 7 Jackson Walkway
                       Providence, RI 02940
Peter S. Damon         500 West Main Rd.
                       Middletown, RI 02842
James L. Day           7931 Rae Boulevard
                       Victor, NY 14564
Janice P. DeBarros     Boott Mills South                                                    VP
                       100 Foot of John Street
                       Lowell, MA 01852
Peter B. Freeman       100 Alumni Drive
                       Providence, RI 02906
David H. Gulvin        P.O. Box 543
                       W. Bridgewater, MA 02379
Barbara A. Hassan      P.O. Box 543
                       W. Bridgewater, MA 02379
Clifford J. Hebert, Jr. One Liberty Square      T, AS        T,C            T,C             T,C              T,C         T,C
                       Boston, MA 02109
Michael J. Hirsh       P.O. Box  543
                       W. Bridgewater, MA 02379
Darcy L. Immerman      Boott Mills South
                       100 Foot of John Street
                       Lowell, MA 01852
Edward J. Kaitz        Boott Mills South
                       100 Foot of John Street
                       Lowell, MA 01852
Kevin A. Kirby         P.O Box 543
                       W. Bridgewater, MA 02379
Larry A. Liebenow      1082 Davol Street, 5th Fl.
                       Fall River, MA 02720

ITEM 6.   OFFICERS AND DIRECTORS - Continued

Part I.   As of December 31, 1996.                                          Names of System Companies with which Connected
                                             EUA         EUA            Northeast        EUA Citizens      EUA         EUA
                                             Cogenex-    TransCapacity  Energy           Conservation     Highland    Bioten
                                             Canada Inc. Inc.           Management Inc.  Services Corp.   Corp.       Inc.
Edward T. Liston       Boott Mills South         P                       D, P               D,EVP           D,EVP
                       100 Foot of John Street
                       Lowell, MA 01852
Jacek Makowski         One Center Plaza, Ste 270
                       Boston, MA 02108
Wesley W. Marple, Jr.  413 Hayden Hall
                       Northeastern University
                       Boston, MA 02115
Stephen Morgan         Boott Mills South                                                    P
                       100 Foot of John Street
                       Lowell, MA 01852
Peter Oatman           2970 Wilderness Pl.                                                                  VP
                       Boulder, CO. 80301
William F. O'Connor    P.O. Box 543
                       W. Bridgewater, MA 02379
Basil G. Pallone       Boott Mills South         VP                      VP                 EVP             EVP
                       100 Foot of John Stre et
                       Lowell, MA 01852
Donald G. Pardus       One Liberty Square        CH       D, CH          D, CH              D               D           D,CH
                       Boston, MA 02109
Robert G. Powderly     P.O. Box 543                       D, EVP                                                        D,EVP
                       W. Bridgewater, MA 02379
Leonard Rozek          2970 Wilderness Pl.                                                                  VP
                       Boulder, CO. 80301
William A. Sifflard    20 Thurber Blvd
                       Smithfield, RI 02917
Margaret M. Stapleton  P.O. Box 111
                       Boston, MA 02117
John R. Stevens        One Liberty Square        VCH      D, P           D, VCH             D               D           D,P
                       Boston, MA 02109
Thomas N. Stoner, Jr.  2970 Wilderness Pl.                                                                  P
                       Boulder, CO 80301
W. Nicholas Thorndike  150 Dudley Street
                       Brookline, MA 02146
Mark S. White          Boott Mills South         VP,AT,ACM                                  VP,ACM,AC       VP,ACM,
                       100 Foot of John Street                                                              AC
                       Lowell, MA 01852

 ITEM 6.   OFFICERS AND DIRECTORS - Continued
Part I.   As of December 31, 1996.



KEY:

  CH - Chairman of the Board        T - Treasurer
 VCH - Vice Chairman of the Board  TR - Trustee
   P - President                   CM - Comptroller
 EVP - Executive Vice President    AT - Assistant Treasurer
 SVP - Senior Vice President        S - Secretary
  VP - Vice President              AS - Assistant Secretary

 C  - Clerk
AC  - Assistant Clerk
  D - Director
CEO - Chief Executive Officer
COO - Chief Operating Officer
ACM - Assistant Comptroller


ITEM 6.  OFFICERS AND DIRECTORS (continued)
Part II.  As of December 31, 1996.
                                                  Position Held
     Name of            Name and Location of      in Financial        Applicable
Officer or Director     Financial Institution     Institution         Exemption Rule
      (1)                       (2)                    (3)                (4)
Russell A. Boss          Fleet National Bank        Director           Rule 70<F1>
                         Providence, RI

                         Fleet Bank of MA           Director           Rule 70<F1>
                         Boston, MA

                         Fleet Bank, N.A.           Director           Rule 70<F1>
                         Hartford, CT

Paul J. Choquette, Jr.   Fleet Financial Group      Director           Rule 70<F1>
                         Providence, RI

Peter S. Damon           Bank of Newport            Trustee,           Rule 70<F1>
                                                    President
                                                    and CEO

_____________________
(Note:  In the answer to this Part II of Item 6, the phrase "financial connection within the  provisions of Section 17(c) of the Act" is regarded as being limited by the definitions in Paragraph (h) of Rule
        70 under the Act as in effect at December 31, 1996).



Part III.

<F1> Information is set out below as to cash compensation paid by the
     Association and its subsidiaries for the years 1996, 1995 and 1994 to each of the five highest paid executive officers of each Company whose aggregate cash compensation for the year exceeded $100,000.

 ITEM 6.  PART III - OFFICERS AND DIRECTORS (continued)


                                                                           Long-Term         All
                                                                           Compensation     Other
Name and                                Annual Compensation                Restricted       Compen-
Principal              Fiscal                     Incentive                Stock            sation
Position                Year        Salary        Bonus       Other(1)     Awards(2)         (3)

EUA Service Corporation

Donald G. Pardus        1996         $412,025      -          $12,383        -             $10,275
  Chairman              1995          400,025      $85,000     13,696       $319,400        10,000
                        1994          390,025      100,000     13,083        -               9,750

John R. Stevens         1996         $321,425       -          $8,636        -              $8,015
 President              1995          312,025      $68,000      7,300       $202,561         7,800
                        1994          300,025       80,000     13,475         -              7,500

Robert G. Powderly      1996         $176,025         -       $10,210         -             $4,383
 Executive Vice         1995          168,025      $32,787      9,790        $71,024         4,200
 President              1994          156,025       40,999      8,350          -             3,900

John D. Carney          1996         $169,525       -         $10,018          -            $4,103
 Executive Vice         1995          155,775      $32,787      4,026        $72,750         3,894
 President              1994          140,025       34,207      4,229           -            3,500

David H. Gulvin         1996         $145,125        -         $6,958           -           $3,606
 Senior Vice            1995          140,025      $25,045      2,803        $54,924         3,500
 President              1994          134,625       33,925      3,053           -            3,645


Blackstone, Eastern Edison and Newport Electric

  The Chief Executive Officer and the four other most highly compensated executive officers of Blackstone, Newport and Eastern Edison hold the same or similar positions with EUA Service and are not paid directly by any of Blackstone, Newport or Eastern Edison. The information required by this item is the same as shown above under EUA Service Corporation.

 ITEM 6.  PART III - OFFICERS AND DIRECTORS (continued)

                                                                         Long-Term        All
                                                                         Compensation     Other
Name and                 Annual Compensation                             Restricted      Compen-
Principal               Fiscal                   Incentive               Stock            sation
Position                Year        Salary        Bonus      Other<F1>   Awards<F4>        <F3>

EUA Cogenex Corporation

Edward T. Liston        1996         $157,025       -         $6,381         -            $3,750
 President              1995          153,640       -          1,890        $52,900        3,842
                        1994          131,920       -          3,464         -             3,271

Basil G. Pallone<F5>    1996         $125,025       -         $6,401         -            $3,125
 Executive              1995          122,486       -          2,783        $42,504        3,062
 Vice President         1994          102,525       -          2,783         -             2,562

Edward J. Kaitz<F5>     1996         $105,025       -         $2,582         -            $2,625
 Vice President         1995          102,958       -          2,598        $22,540        2,573

Mark S. White           1996         $101,875       -         $5,466         -            $2,546
 Vice President

William A. Sifflard     1996         $101,025       -         $2,942         -            $2,525
 Vice President
___________________

<F1> Represents amounts reimbursed for tax liability accruing as a result of personal use of company-owned automobiles.

<F2> Aggregate amount and value (including the value reflected in the table under "Restricted Stock Awards") of shares held under Association's Restricted Stock Plan to the officers listed above are as follows: Mr. Pardus, 24,194 shares, including 13,887 shares granted in 1995, $420,371; Mr. Stevens, 16,905 shares, including 8,807 shares granted in 1995, $293,724; Mr. Powderly, 6,357 shares, including 3,088 shares granted in 1995, $110,453; Mr. Carney, 6,138 shares, including 3,163 shares granted in 1995, $106,648; and Mr. Gulvin, 4,919 shares, including 2,388 shares granted in 1995, $85,468. Dividends are paid on these shares.

<F3> Contributions made under the Association's Employees' Savings Plan.

<F4> Aggregate amount and value (including the value reflected in the table under "Restricted Stock Awards") of shares held under Restricted Stock Plans to the officers listed above are as follows: Mr. Liston, of the 2,300 shares granted in 1995, 1,534 shares remain held, $26,653; Mr. Pallone, of the 1,848 shares granted in 1995, 1,232 shares remain held, $21,406; Mr. Kaitz, of the 980 shares granted in 1995, 654 remain held, $11,363; Mr. White, of 1,198 shares granted in 1995, 799 shares remain held, $13,883; Mr. Sifflard, of 900 shares granted in 1995, 600 shares remain held, $10,425. Cogenex stock awards vest 1/3 annually in each of the three years subsequent to year of the award. Dividends are paid on these shares.

<F5> Terminated employment effective at close of business December 31, 1996.

(b)  Securities Interest

Common Shares of the Association
Beneficially Owned at January 3, 1997<F1>
                                                                Executive
                                                   Employees    Stock
                                       Jointly     Savings      Grant
                        Individual     Owned<F2>    Plan         Plan       Total
  Russell A. Boss         1,000           -           -           -        1,000<F3>
  Richard M. Burns          364           -         615         3,886      4,865
  John D. Carney           -              -       1,387         6,138      7,525
  Paul J. Choquette       1,608           -           -           -        1,608
  Peter S. Damon            200          910          -           -        1,110
  Peter B. Freeman        2,379           -           -           -        2,379
  David H. Gulvin         1,718          285      1,321         4,919      8,243
  Clifford J. Hebert, Jr. 1,576           -       1,927         3,112      6,615
  Kevin A. Kirby            265           -         995         1,755      3,015
  Larry A. Liebenow         -          1,000          -           -        1,000
  Edward T. Liston        2,756           -       1,301         1,534      5,591
  Wesley W. Marple        1,885           -           -           -        1,885<F4>
  Jacek Makowski           -             200          -           -          200
  Donald G. Pardus        2,642        8,079      5,134        24,194     40,049
  Robert G. Powderly      1,387          212      1,854         6,357      9,810
  Margaret M. Stapleton   1,449           -           -           -        1,449
  John R. Stevens         1,326        4,501      1,944        16,905     24,676
  W. Nicholas Thorndike   2,146           -           -            -       2,146
  Trustees and Executive
  Officers as a Group    71,025       33,887     28,863        74,364    208,139<F5>

<F1> Unless otherwise indicated, beneficial ownership is based on sole investment and voting power. Each individual's ownership represents less than two-tenths of one percent of the outstanding common shares of the Association.
<F2> Jointly owned with spouse.
<F3> In addition, Mr. Boss owns 5 shares of Blackstone's 4.25% Preferred Stock.
<F4> In addition, Mr. Marple's spouse owns 263 EUA common shares.  Mr.  Marple disclaims any beneficial interest in such shares.
<F5> Represents one percent of the outstanding common shares of the Association.


(c)  Contracts and Transactions with System Companies

     See Section (e) below regarding severance agreements.


(d)  Indebtedness to System Companies

     None

(e) The Employees' Retirement Plan of Eastern Utilities Associates and its Affiliated Companies (the "Pension Plan") is a tax-qualified defined benefit plan available to employees who have completed one year of service and have attained the age of twenty-one. All of the officers referred to in the Summary Compensation Table above participate in the Pension Plan. Trustees who are not also employees of the EUA System are not covered by the Pension Plan. The benefits of participants become fully vested after five years of service. Annual lifetime benefits are determined under formulas applicable to all employees, regardless of position, and the amounts depend on length of credited service and salaries prior to retirement. Benefits are equal to one and six tenths percent of salaries (averaged over the four years preceding retirement) for each year of credited service up to thirty-five, reduced for each year by one and two tenths percent of the participants' estimated age sixty-five Social Security benefit, plus seventy-five hundredths percent of salaries for each year of credited service in excess of thirty-five years up to the Pension
Plan maximum of forty years.

  Any contributions to provide benefits under the Pension Plan are made by the EUA System in amounts determined by the Pension Plan's actuaries to meet the funding standards established by the Employee Retirement Income Security Act of 1974, as amended. Any contributions are actuarially determined and cannot appropriately be allocated to individual participants. The annual benefits shown in the table below are straight life annuity amounts, without reduction for primary Social Security benefits as described above. Federal law limits the annual benefits payable from qualified pension plans in the form of a life annuity, after reduction for Social Security benefits, to $125,000 (for 1997) plus adjustments for increases in the cost of living. The number of years of service credited at present under the Pension Plan to Messrs. Pardus, Stevens, Carney, Powderly and Gulvin are thirty-four, thirty-one, thirty, seventeen and thirty-seven, respectively.


    Average                                      Years of Service
Annual Salary     15        20          25          30      35         40

  $100,000    $ 24,000   $ 32,000   $ 40,000   $ 48,000   $ 56,000   $ 59,750
   200,000      48,000     64,000     80,000     96,000    112,000    119,500
   300,000      72,000     96,000    120,000    144,000    168,000    179,250
   400,000      96,000    128,000    160,000    192,000    224,000    239,000
   500,000     120,000    160,000    200,000    240,000    280,000    298,750
   600,000     144,000    192,000    240,000    288,000    336,000    358,500

   The Association has a Key Executive Plan for certain officers of the Association and its subsidiaries. This plan provides for the annual payment of supplemental retirement benefits equal to 25% of the officer's base salary when he retires, for a period of fifteen (15) years following the date of retirement. In addition, in the event of the death of the participant prior to retirement an amount equal to 200% of the officer's base salary at that time will be paid to his beneficiary. A grantor trust has been established by the Association to help ensure the performance of its payment obligations under the Key Executive Plan. Any amounts not covered by trust payments or otherwise will be paid from funds available to the EUA System.

  The Association maintains non-qualified, unfunded retirement plans ("The Restoration Plans") to restore benefits under the qualified plans' formulas which are not covered under the qualified plan trusts due to federal limitations on either earnings, contributions or benefits. Payments or contributions which exceed the applicable federal limitations are made outside the qualified plans in the same manner and under the same conditions as are applicable to benefits payable from, or contributions payable to, the qualified plans. A grantor trust has been established by the Association to help ensure the performance of its payment obligations under these plans. Any amounts not covered by trust payments or otherwise will be paid from funds available to the EUA System.

  Severance agreements with executive officers of the Association and certain of its affiliates provide that an officer's rate of compensation, benefits, position, responsibilities and other conditions of employment will not be reduced during the term of the agreement, which is thirty-six months commencing upon the date on which a Change in Control, as defined in the agreements, of the Association occurs. If within thirty-six months after a Change in Control the officer's employment is terminated for any reason other than Cause, as defined in the agreements, the Association will, (i) pay the officer within five business days a lump-sum cash amount generally equal to the present value of the additional wages and retirement benefits that the executive would have received in return for completing an additional three years of service, (ii) continue or vest certain fringe benefits and common share grants, (iii) reimburse legal fees and expenses incurred as a result of the termination or to enforce the provisions of the severance agreement and (iv) reimburse a portion of the taxes on certain of the foregoing payments, including any amount contributing a "parachute payment" under the Internal Revenue Code. If the officer leaves the employ of the Association or a subsidiary following a reduction in his position, compensation, responsibilities, authority or other benefits existing prior to the Change in Control, or suffers a relocation of regular employment of more than fifty miles, such departure will be deemed to be a termination for reason other than Cause.

(f)  Rights to Indemnity

  Article 32 of EUA's Declaration of Trust, as set forth in Exhibit B-1(a) to Form U5S of EUA for the year ended December 31, 1986, is incorporated herein by reference.

 ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS
                                               Accounts Charged
                                               if any, Per Books
                  Name of Recipient               of Disbursing
Name of Company    or Beneficiary     Purpose       Company        Amount
    (1)               (2)               (3)           (4)           (5)
Blackstone     Tillinghast, Collins  Lobbying        426.4        $17,401
               & Graham              Expenditures

Blackstone     David Correira, Esq.  Lobbying        426.4        $21,000
                                     Expenditures

Blackstone     United Way            Donations       426.1        $13,500

Blackstone     Rhode Island Good     Donations       426.1        $10,252
               Neighbor Energy Fund

Blackstone     Miscellaneous         Donations       426.1        $20,989
               Donations less
               than $10,000

Blackstone     Edison Electric       Lobbying        426.4        $5,928
               Institute             Expenditures

Blackstone     Miscellaneous         Lobbying        426.1        $235
                                     Expenditures

Eastern Edison Stonehill College     Donations       426.1        $15,000

Eastern Edison Edison Electric       Lobbying        426.4        $12,074
               Institute             Expenditures

Eastern Edison United Way            Donations       426.1        $23,000
Eastern Edison Miscellaneous         Donations       426.1        $8,540
               Donations less
               than $10,000

Newport        United Way            Donations       426.1        $12,000

Newport        Miscellaneous         Donations       426.1        $14,530
               Donations less
               than $10,000

Newport        Edison Electric       Lobbying        426.4        $2,094
               Institute             Expenditures

Newport        Tillinghast, Collins  Lobbying        426.4        $7,640
               & Graham              Expenditures

Newport        David Correira, Esq.  Lobbying        426.4        $9,000
                                     Expenditures

ITEM  7. CONTRIBUTIONS AND PUBLIC RELATIONS (continued)

                                                     Accounts Charged
                                                     If any, Per Books
                 Name of Recipient                   of Disbursing
Name of Company    of Beneficiary         Purpose       Company             Amount
    (1)                 (2)                 (3)           (4)                (5)
Montaup        Miscellaneous              Donations      426.1             $12,680
               Donations Less than
               $10,000

Montaup        Seabrook #1                Lobbying                 426.4    $1,446
                                          Expenditures

Montaup        Millstone #3               Lobbying                 426.4      $486
                                          Expenditures

Montaup        Edison Electric            Lobbying                 426.4      $196
               Institute                  Expenditures


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS


Part I.


     None


Part II.


     No


Part III.


     No


ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

     None
 ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS (*Filed herewith)

The following financial statements and supplemental schedules are filed as a part of this Annual Report.

FINANCIAL STATEMENTS

   1 - Consolidating Balance Sheets - December 31, 1996 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   2 - Consolidating Statements of Capitalization - December 31, 1996 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   3 - Consolidating Income Statements for the year ended December 31, 1996 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   4 - Consolidating Statements of Cash Flows for the year ended December 31, 1996 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   5 - Consolidating Statements of Retained Earnings and Other Paid-In Capital for the year ended December 31, 1996 of Eastern Utilities Associates and Subsidiary Companies, Eastern Edison Company and Subsidiary, EUA Cogenex Corporation and Subsidiaries, and EUA Energy Investment Corporation and Subsidiaries.
   6 -  Notes to Consolidated Financial Statements (page 56).

Exhibits

  Exhibit A - (incorporated herein by reference)

   A-1 Form 10-K of EUA, Blackstone and Eastern Edison for 1996 (including Annual Reports to Shareholders and Proxy Statement, portions of which are incorporated therein by reference; File Nos. 1-5366, 0-8480, and 0-2602).

   Exhibit B -

   B-1 Declaration of Trust of EUA, dated April 2, 1928, as amended (Exhibit A-3, File No. 70-3188; Exhibit 1 to EUA's 8-K reports for April in each of the years 1957, 1962, 1966, 1968, 1972, and 1973, File No. 1-5366;
        Exhibit A-1 (a), Amendment No. 2 to Form U-1, File No. 70-5997, Exhibit 4-3, Registration No. 2-72589; Exhibit 1 to Certificate of Notification, File No. 70-6713; Exhibit 1 to Certificate of Notification, File No. 70-7084; Exhibit 3-2, Form 10-K of EUA for 1987, File No. 1-5366).

   B-2 Charter of Blackstone (formerly Blackstone Valley Gas and Electric Company), as amended (Exhibit (a)(1) and (a)(2), Form 1-A filed March, 1957, File No. 24B-970; Exhibit A-2, Form U5S of EUA for the year 1958, File No. 1-5366; Exhibit (1), Form 8-K for March, 1965 File No. 0-2602; Exhibit A-2, Form U5S of EUA for the year 1966, File No. 1-5366 and Exhibit (1), Form 8-K for June 1976, File No. 0-2602; Exhibit (1),
        Form 10-Q for quarter ended June 30, 1988, File No. 0-2602); Exhibit 3-3, Form 10-K of Blackstone for 1989, File No. 0-2602).

   B-3 By-laws of Blackstone, (Exhibit A-2, Form U-1 filed October 16, 1990, File No. 70-7769).

   B-4 Restated and Amended Articles of Organization of Eastern Edison, (Exhibit B-4 to Form U5S of EUA for 1993).

   B-5 By-laws of Eastern Edison, as amended (Exhibit 3-2, Form 10-K of Eastern Edison for 1980, File No. 0-8480).

   B-6 Charter of Montaup Electric Company ("Montaup"), as amended (Exhibits A-6(a), A-6(b) and A-6(c) to Post Effective Amendment No. 18 to Form U-1, File No. 70-5388; Exhibit 3, Form 10-K of EUA for 1977, File No. 1-5366; and Exhibit 6 to Form U5S of EUA for 1979).

   B-7 By-laws of Montaup, as amended (Exhibit 4, Form 10-K of EUA for 1977, File No. 1-5366).

   B-8  Charter of EUA Service Corporation (Exhibit A-1, File No. 37-67).

   B-9 By-laws of EUA Service Corporation, as amended (Exhibit 2, Form 10-K of EUA for 1977, File No. 1-5366).

   B-10 Charter of EUA Cogenex Corporation, as amended (Exhibit A-1, File No.
        70-7287, Exhibit B-15 to Form U5S of EUA for 1986).

   B-11 By-Laws of EUA Cogenex Corporation, as amended (Exhibit A-2, File No. 70-7287, to Form U5S of EUA for 1986).

   B-12 Agreement of Limited Partnership among Onsite Energy and EUA Cogenex Corporation dated as of November 30, 1988 (Exhibit A-4 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-13 EUA/FRCII Energy Associates Agreement of Limited Partnership dated as of September 19, 1989 (Exhibit A-5 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-14 Micro Utility Partners of America, L.P., Agreement of Limited Partnership dated as of December 20, 1988 (Exhibit A-6 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-15 Energy Capital and Services I, LP, Agreement of Limited Partnership dated as of April 10, 1990 (Exhibit A-7 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-16 EUA/SYCOM General Partnership Agreement dated as of September 20, 1989 (Exhibit A-9 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-17 EUA/Highland Energy Partners, Agreement of Limited Partnership dated as of September 27, 1990 (Exhibit A-10 to Post-Effective Amendment No. 3 of Form U-1, File No. 70-7825, dated October 21, 1991).

   B-18 Articles of Organization of EUA Energy Investment Corporation (Exhibit B-14 to Form U5S of EUA for 1987).

   B-19 By-Laws of EUA Energy Investment Corporation (Exhibit B-15 to Form U5S of EUA for 1987).

   B-20 Articles of Organization of EUA Ocean State Corporation (Exhibit B-16 to Form U5S of EUA for 1988).

   B-21 By-Laws of EUA Ocean State Corporation (Exhibit B-17 to Form U5S of EUA for 1988).

   B-22  Charter of Newport, as amended (Exhibit B-18 to Form U5S of EUA for
         1990).

   B-23  By-Laws of Newport (Exhibit B-19 to Form U5S of EUA for 1990).

   B-24 Ocean State Power Amended and Restated General Partnership Agreement among EUA Ocean State, Ocean State Power Company, TCPL Power Ltd., Narragansett Energy Resources Company and NECO Power, Inc. (collectively, the "OSP Partners") dated as of December 2, 1988, as amended March 27, 1989 (Exhibit 10-107, Form 10-K of EUA for 1989, File No. 1-5366, Exhibits 10-3.12, 10-4.12 and 10-5.12, Form 10K of
         EUA for 1994, File No. 1-5366).

   B-25 Ocean State Power II Amended and Restated General Partnership Agreement among EUA Ocean State, JMC Ocean State Corporation, Makowski Power, Inc., TCPL Power Ltd., Narragansett Energy Resources Company and Newport Electric Power Corporation (collectively, the "OSP II Partners") dated as of September 29, 1989 (Exhibit 10-110, Form 10-K of EUA for 1989, File No. 1-5366).

   B-26 Articles of Organization of EUA Transcapacity, Inc. (Exhibit A-1 File No. 70-8283).

   B-27  By-Laws of EUA Transcapacity, Inc. (Exhibit A-2 File No. 70-8283).

   B-28 Amended and Restated Agreement of Limited Partnership of TransCapacity Limited Partnership (Exhibit A-2 File No. 70-8283).

   B-29  Articles of Incorporation of Cogenex Canada (Exhibit A-1 File No.  70-
         8441).

   B-30  By-Law No.1 of Cogenex Canada (Exhibit A-2 File No. 70-8441).

   B-31  Articles of Organization of NEM (Exhibit A-2 File No. 70-8255).

   B-32  By-Laws of NEM (Exhibit A-3 File No. 70-8255).

   B-33  Articles of Organization of EUA Highland (Exhibit A-2 File No.
         70-8523).

   B-34  By-Laws of EUA Highland (Exhibit A-3 File No. 70-8523).

   B-35 Articles of Organization of EUA Citizens Conservation Service, Inc. (Exhibit A-1 File No. 70-8473).

   B-36 By-Laws of EUA Citizens Conservation Services, Inc. (Exhibit A-2 File No. 70-8473).

   B-37 Articles of Organization of EUA Bioten, Inc. (Exhibit A-1 File No. 70-8617).

   B-38  By-laws of EUA Bioten, Inc. (Exhibit A-2 File No. 70-8617).

   B-39 Certificate of Formation of APS Cogenex L.L.C. (Exhibit A-1 File No. 70-8663).

   B-40  Limited liability company operating agreement for APS Cogenex L.L.C.
        (Exhibit B-2 File No. 70-8663).

   B-41 1995 Agreement of General Partnership of BIOTEN General Partnership (Exhibit A-3 File No. 70-8617).

   B-42 Articles of Organization of Energy Services (Exhibit A-1 File No. 70-8769).

   B-43  By-Laws of EUA Energy Services, Inc. (Exhibit A-2 File No. 70-8769).

   B-44 Operating Agreement of Duke/Louis Dreyfus Energy Services (New England) L.L.C. (Exhibit B-1 File No. 70-8769 filed under confidential treatment request).

Exhibit C -

   (a)
   C-1 Form of 8% Debenture Bonds due 2000 of Montaup (Exhibit 4-10, Registration File No. 2-41488).

   C-2 Form of 8-1/4% Debenture Bonds due 2003 of Montaup (Exhibit B-3, Form U5S of EUA for year 1973).

   C-3 Form of 14% Debenture Bonds due 2005 of Montaup (Exhibit 4-11, Registration No. 2-55990).

   C-4 Form of 10% Debenture Bonds due 2008 of Montaup (Exhibit 5-3, Registration No. 2-65785).

   C-5 Form of 16-1/2% Debenture Bonds due 2010 of Montaup (Exhibit 4-11, Form 10-K of EUA for 1980, File No. 1-5366).

   C-6 Form of 12-3/8% Debenture Bonds due 2013 of Montaup (Exhibit 4-13, Form 10-K of EUA for 1983, File No. 1-5366).

   C-7 Form of 9% Debenture Bonds due 2020 of Montaup (Exhibit 4-10, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

   C-8 Form of 9-3/8% Debenture Bonds due 2020 of Montaup (Exhibit 4-11, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

   C-9 Indenture of First Mortgage and Deed of Trust dated as of September 1, 1948 of Eastern Edison (Exhibit 4-1, Registration No. 2-77468), and twenty-six supplements thereto (Exhibit A, File No. 70-3015; Exhibit A-3, File No. 70-3371; Exhibit C to Certificate of Notification, File No. 70-3371; Exhibit D to Certificate of Notification, File No. 3619; Exhibit D to Certificate of Notification, File No. 70-3798; Exhibit F to Certificate of Notification, File No. 70-4164; Exhibit D to Certificate of Notification, File No. 70-4748; Exhibit C to Certificate of Notification, File No. 70-5195; Exhibit F to Certificate of Notification, File No. 70-5379; Exhibit C to Certificate of Notification, File No. 70-5719; Exhibit 5-24 Registration No. 2-65785; Exhibit F to Certificate of Notification, File No. 70-6463; Exhibit C to Certificate of Notification, File No. 70-6608; Exhibit C to Certificate of Notification, File No. 70-6737; Exhibit F to Certificate of Notification, File No. 70-6851; Exhibit 4-31, Form 10-K of EUA for 1984, File No. 1-5366; Exhibit F to Certificate of Notification, File No. 70-7254; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit C to Certificate of Notification, File No. 70-7373; Exhibit F to Certificate of Notification, File No. 20-7511; Exhibit 4-34, Form
         10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit 4-24, Form 10-K of Eastern Edison for 1992, File No. 0-8480; Exhibit 4-35, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit 4-36, Form 10-K of Eastern Edison for 1990, File No. 0-8480; Exhibit C-33 to Form U5S of EUA for 1993; Exhibit C-34 to Form U5S of EUA for 1993;
         Exhibit 4-29.08, Form 10-K of Eastern Edison for 1994, File No.
         0-8480).

   C-10 Form of Eastern Edison Medium Term Note (Exhibit 4-36, Form 10-K of Eastern Edison for 1990, File No. 0-8480).

   C-11 First Mortgage Indenture and Deed of Trust dated as of December 1, 1980 of Blackstone (Exhibit A, Form 8-K of EUA dated January 14, 1981, File No. 1-5366).

   C-12 First Supplemental Indenture dated as of August 1, 1989 of Blackstone (Exhibit 4-33, Form 10-K of EUA for 1989, File 1-5366).

   C-13 Second Supplemental Indenture dated as of November 26, 1990 of Blackstone (Exhibit 4-3, Form 10-K of BVE for 1990, File No. 0-2602).

   C-14 Loan Agreement between Rhode Island Industrial Facilities Corporation and Blackstone dated as of December 1, 1984 (Exhibit 10-72, Form 10-K of EUA for 1984, File No. 1-5366).

   C-15 Note Purchase Agreement dated as of January 13, 1988 of Service (Exhibit 4-38, Form 10-K of EUA for 1987, File No. 1-5366).

   C-16 Note Agreement dated as of June 28, 1990 of EUA Cogenex with the Prudential Insurance Company of America (Exhibit 4-46, Form 10-K of EUA for 1990, File No. 1-5366).

   C-17 Note Agreement dated as of October 29, 1991 between EUA Cogenex and Prudential Insurance Company of America (Exhibit 4-55, Form 10-K of EUA for 1991, File No. 1-5366).

   C-18 Note Purchase Agreement dated as of September 29, 1992 of EUA Cogenex and the Prudential Life Insurance Company of America (Exhibit 4-44 to Form 10-K of EUA for 1992, File No. 1-5366).

   C-19 Indenture dated September 1, 1993 between EUA Cogenex and the Bank of New York as Trustee (Exhibit 4-4.10, Form 10-K of EUA for 1993, File No. 1-5366).

   C-20 Guaranty, dated June 28, 1990, made by Eastern Utilities Associates in favor of The Prudential Insurance Company of America (Exhibit B-2 to Form U-1, File No. 70-7655, dated June 14, 1990).

   C-21 Indenture of First Mortgage dated as of June 1, 1954 of Newport, as supplemented on August 1, 1959, April 1, 1962, October 1, 1964, April 1, 1967, September 1, 1969, September 1, 1970, June 1, 1978, October 1, 1978, May 1, 1986, December 1, 1987 and November 1, 1989 (Exhibit 4-49, Form 10-K of EUA for 1990, File No. 1-5366).

   C-22 United States Government Small Business Administration Loan to Newport entitled, "Base Closing Economic Injury Loan", signed May 30, 1975 and amended on October 6, 1983 (Exhibit 4-50, Form 10-K of EUA for 1990, File No. 1-5366).

   C-23 Indenture of Second Mortgage dated as of September 1, 1982 of Newport, as supplemented on December 1, 1988 (Exhibit 4-51, Form 10-K of EUA for 1990, File No. 1-5366).

   C-24 Note Purchase Agreement dated as of January 16, 1992 between EUA Ocean State Corporation and John Hancock Mutual Life Insurance Company (Exhibit 4-56, Form 10-K of EUA for 1991, File No. 1-5366).

   C-25 Guaranty, dated January 16, 1992 made by EUA in favor of John Hancock Mutual Life Insurance Company (Exhibit 10-125, Form 10-K of EUA for 1991, File No. 1-5366).

   C-26 Trust Agreement dated as of July 1, 1993 between Massachusetts Industrial Finance Agency and Shawmut Bank, N.A. (filed as Exhibit 10-1.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

   C-27 Loan Agreement dated as of July 1, 1993 between Massachusetts Industrial Finance Agency and Eastern Edison (filed as Exhibit 10-2.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

   C-28 Power Purchase Agreement entered into as of September 20, 1993 by and between Meridian Middleboro Limited Partnership and Eastern Edison Company (filed as Exhibit 10-3.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

   C-29 Inducement Letter dated July 14, 1993 from Eastern Edison to the Massachusetts Industrial Finance Agency and Goldman, Sachs & Company and Citicorp Securities Markets, Inc. (filed as Exhibit 10-4.08 to Eastern Edison's Form 10-K for 1993, File No. 0-8480).

   C-30 Indenture dated September 1, 1993 between EUA Cogenex and the Bank of New York as Trustee (filed as Exhibit 4-4.10 to EUA's Form 10-K for 1993, File No. 1-5366).

   C-31 Loan Agreement between the Rhode Island Port Authority and Economic Development Corporation and Newport Electric Corporation dated as of January 6, 1994 (filed as Exhibit 4-14.14 to EUA's Form 10-K for 1993, File No. 1-5366).

   C-32 Trust Indenture between the Rhode Island Authority and Economic Development Corporation and Newport Electric Corporation dated as of January 1, 1994 (filed as Exhibit 4-5.14 to EUA's Form 10-K for 1993, File No. 1-5366).

   C-33 Letter of Credit and Reimbursement Agreement among Newport and the Canadian Imperial Bank of Commerce dated January 6, 1994 (filed as
         Exhibit 4-6.14 to EUA's Form 10-K for 1993, File No. 1-5366).

   C-34 Memorandum of understanding by and between Canal Electric Company and Montaup Electric Company dated September 23, 1993 (Exhibit 10-39.05, Eastern Edison 10-K for 1993, File No. 0-8480).

   C-35 Ancillary Agreement by and between Algonquin Gas Transmission Company, Canal Electric Company and Montaup Electric Company dated October 8, 1993 (Exhibit 10-40.05 of Eastern Edison 10-K for 1993, File No. 0-8480).

   (b)  None

*Exhibit D  -  Tax allocation agreement for 1997 pursuant to Rule 45(c).

  Exhibit E  - Other documents.  None.

  Exhibit F  - Supporting schedules. None.

*Exhibit G  -  Financial Data Schedules. Filed electronically via EDGAR.

  Exhibit H  - None.

  Exhibit I    -               None.


                              SIGNATURE

     The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                             EASTERN UTILITIES ASSOCIATES
                              and Subsidiaries


                             By /s/ Clifford J. Hebert, Jr.
                                 Clifford J. Hebert, Jr.
                                 (Treasurer)




April 30, 1997

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1996


ASSETS
                                                                                               Blackstone
                                                                 Eastern        EUA            Valley
                                       EUA                       Utilities      Service        Electric
                                     Consolidated  Eliminations  Associates     Corporation    Company
Utility plant and other inv.:
   Utility plant in service        $1,067,056,370  $             $             $32,924,212  $138,660,925
   Less acc. prov. for deprec.
     and amortization                 350,816,615                               12,719,559    51,951,917
   Net utility plant in service       716,239,755                               20,204,653    86,709,008
   Construction work in progress        3,839,078                                  133,826       705,107
   Net utility plant                  720,078,833                               20,338,479    87,414,115
   Non-utility property               110,114,889                                                 70,206
   Less acc. prov. for deprec.         37,461,599                                                 24,316
   Net non-utility property            72,653,290                                                 45,890
   Inv. in subs. (at equity)           71,626,024  351,230,893  351,230,893
   Excess carrying values of inv.
     in subsidiaries                       17,488                    17,488
   Other                               68,013,736                     1,000
   Total Utility Plant and Other      932,389,371  351,230,893  351,240,381     20,338,479    87,460,005
   Current Assets:
   Cash and temp. cash inv.            12,454,862                   111,991      4,087,520       798,008
   Notes receivable                    24,690,590   28,644,994   28,644,994
   Accounts receivable - Net:
       Customers                       66,088,563                                             11,140,885
       Accrued unbilled revenue        10,282,095                                              1,195,861
       Others                          13,781,571    2,908,811    3,675,738        699,882     2,540,635
   Accounts rec. - ass. cos.                    0   31,578,280      572,364      4,738,260       482,037
Mats and Supplies (at avg cost):
     Fuel                               6,923,811
     Plant mats. and op. supplies       7,207,179                                   52,502       872,689
     Other current assets               7,668,440                    26,562        586,453       417,306
       Total Current Assets           149,097,111   63,132,085   33,031,649     10,164,617    17,447,421
Deferred Debits:
   Unamortized debt expense             4,624,621                                   84,396       638,899
   Unrecovered regulatory plant        41,915,275
   Other deferred debits              129,003,419                15,661,024        998,990    26,766,241
       Total Deferred Debits          175,543,315                15,661,024      1,083,386    27,405,140
   Total Assets                     1,257,029,797  414,362,978  399,942,054     31,586,482   132,312,566

The accompanying notes are an integral part of the financial statements.


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1996

ASSETS (CONTINUED)

                                                                                    EUA
                                            Newport       Eastern        EUA       Energy      EUA         EUA
                                            Electric      Edison       Cogenex   Investment    Energy   Ocean State
                                            Corporation   Consol.      Consol.     Consol.     Corp.       Corp.
Utility plant and other inv.:
   Utility plant in service                 $80,284,782 $815,186,451 $          $           $          $
   Less acc. prov. for deprec.
     and amortization                       24,681,407  261,463,732
   Net utility plant in service             55,603,375  553,722,719
   Construction work in progress               194,686    2,805,459
   Net utility plant                        55,798,061  556,528,178
   Non-utility property                                   2,715,349  105,637,560  1,691,774
   Less acc. prov. for deprec.                                9,697   36,636,495    791,091
   Net non-utility property                               2,705,652   69,001,065    900,683          0
   Inv. in subs. (at equity)                             13,209,511       37,434  5,780,491             52,598,588
   Excess carrying values of inv.
     in subsidiaries
   Other                                                     94,789   67,569,816    200,872    146,477         782
   Total Utility Plant and Other            55,798,061  572,538,130  136,608,315  6,882,046    146,477  52,599,370
Current Assets:
   Cash and temp. cash inv.                    291,838    2,104,747    4,662,227    387,629        560      10,342
   Notes receivable                                                   19,973,139  4,717,451
   Accounts receivable - Net:
       Customers                             4,950,607   27,632,767   22,364,304
       Accrued unbilled revenue                710,072    8,376,162
       Others                                  895,797    3,464,380    3,780,570  1,605,734     27,646
   Accounts rec. - ass. cos.                   223,771   25,485,628       76,220
Mats and Supplies (at avg cost):
     Fuel                                       80,078    6,843,733
     Plant mats. and op. supplies              763,956    3,805,026    1,713,006
     Other current assets                      360,082    3,598,199    2,591,234     84,435                  4,169
       Total Current Assets                  8,276,201   81,310,642   55,160,700  6,795,249     28,206      14,511
Deferred Debits:
   Unamortized debt expense                    467,257    2,456,039      558,402                           419,628
   Unrecovered regulatory plant                          41,915,275
   Other deferred debits                     5,403,820   76,863,010    2,833,293    477,041
       Total Deferred Debits                 5,871,077  121,234,324    3,391,695    477,041          0     419,628
   Total Assets                             69,945,339  775,083,096  195,160,710 14,154,336    174,683  53,033,509

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996

LIABILITIES
                                                                                               Blackstone
                                                                  Eastern          EUA           Valley
                                     EUA                          Utilities       Service       Electric
                                    Consol         Eliminations  Associates     Corporation     Company
Capitalization:
   Common equity                    $371,812,933    $351,230,893 $371,856,845    $3,220,835   $21,719,956
   Non-redeem. pref. stock of subs     6,900,625                                               6,129,500
   Redeemable preferred stock of
     subsidiaries - net               29,664,502
   Pref. stock redemption cost        (2,629,731)
   Long-term debt - net              406,336,687                                 9,000,000    35,000,000
     Total Capitalization            812,085,016    351,230,893  371,856,835    12,220,835    77,361,582
Current Liabilities:
   LT debt due within one year        27,512,409                                 1,100,000     1,500,000
   Notes payable                      51,847,759     28,644,994   23,837,000                     735,000
   Accounts payable                   33,811,169                      23,205       883,757       509,410
   Acc payable-ass. cos.                       0     31,137,789       34,094       529,267    16,759,353
   Customer deposits                   3,528,545                                               1,113,164
   Taxes accrued                       3,004,422      2,908,811                      5,687     1,414,546
   Interest accrued                    9,612,070        440,491      111,417       522,968       898,610
   Dividends accrued                      79,395                                                  72,187
   Other current liabilities          23,163,401                     812,446        70,367     1,156,453
     Total Current Liabilities       152,559,170     63,132,085   24,818,162     3,112,046    24,158,723
Other Liabilities:
   Unamortized investment credit      20,673,336                                               2,561,056
   Other def. credits & other liab.  102,536,250                     404,507    14,759,180    14,002,398
    Total Other Liabilities          123,209,586                     404,507    14,759,180    16,563,454
Accumulated deferred taxes           169,176,025                   2,862,540     1,494,421    14,228,807
Commitments and contingencies (Note J)
Total Liabilities & Cap.           1,257,029,797    414,362,978  399,942,054    31,586,482   132,312,566
( ) Denotes Contra

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
DECEMBER 31, 1996

LIABILITIES (CONTINUED)

                                                                                     EUA
                                      Newport         Eastern          EUA          Energy         EUA          EUA
                                      Electric        Edison         Cogenex      Investment      Energy    Ocean State
                                      Corp.           Consol.        Consol.        Consol.        Corp.       Corp.

Capitalization:
   Common equity
   Non-redeem. pref. stock of subs    $21,719,956   $240,213,303   $47,548,713   ($13,040,330)   ($50,495) 15,342,917
   Redeemable preferred stock of          771,050                           75
     subsidiaries - net
   Pref. stock redemption cost                        29,664,502
   Long-term debt - net                               (2,629,731)
     Total Capitalization             20,544,162     222,402,309    90,800,000                             28,590,216
Current Liabilities:                  43,035,168     489,650,383   138,348,788    (13,040,330)    (50,495) 43,933,133
   LT debt due within one year
   Notes payable                         735,749                    21,700,000                              2,476,660
   Accounts payable                      895,000       2,040,000    22,464,685     28,476,824     223,244   1,821,000
   Acc payable-ass. cos.                 286,383      27,390,728     4,682,330         28,056       1,771       5,529
   Customer deposits                   9,582,479       3,949,832       221,684         41,454         130      19,496
   Taxes accrued                         676,876       1,152,736       585,769
   Interest accrued                      590,386       2,977,390       450,569                                474,655
   Dividends accrued                     451,398       4,895,269     2,482,523        441,701          33     248,642
   Other current liabilities               7,208
     Total Current Liabilities         1,645,363      16,080,986     3,220,533        176,228                   1,025
Other Liabilities:                    14,870,842      58,486,941    55,808,093     29,164,263     225,178   5,047,007
   Unamortized investment credit
   Other def. credits & other liab.    1,209,595       16,902,685
    Total Other Liabilities            1,393,232       67,604,386   5,529,217     (1,156,670)
Accumulated deferred taxes             2,602,827       84,507,071   5,529,217     (1,156,670)
Commitments and contingencies (Note J) 9,436,502      142,438,701  (4,525,388)      (812,927)               4,053,369
Total Liabilities & Cap.
( ) Denotes Contra                    69,945,339      775,083,096 195,160,710    $14,154,336      174,683  53,033,509

The accompanying notes are an integral part of the financial statements.


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION
DECEMBER 31, 1996
(1 of 2)
                                                                                          Blackstone
                                                                    Eastern      EUA        Valley
                                           EUA                      Utilities   Service    Electric
                                          Consol.     Elimin.       Associates    Corp.    Company
Common Equity:
   Common shs, $5 par value of Regist. 102,179,985   92,856,906   102,179,985      1,000  $9,203,100
   Other paid-in capital               221,159,783  133,740,226   221,159,783  2,500,000  17,907,930
   Common share expense                 (3,930,679)    (742,214)   (3,886,767)
   Retained earnings                    52,403,844  125,375,975    52,403,844    719,835   9,121,052
     Total Common Equity               371,812,933  351,230,893   371,856,845  3,220,835  36,232,082
Non-Redeemable Preferred:
  4.25%, $100 par value, 35,000 shs      3,500,000                                         3,500,000
  5.60%, $100 par value, 25,000 shs      2,500,000                                         2,500,000
  3.75%, $100 par value,  7,689 shs        768,900
  $.01 par value, 7,500 shares(3)               75
  Premium, net of expense                  131,650                                           129,500
     Total Non-Redeemable                6,900,625                                         6,129,500
Redeemable Preferred:
   6.625%, $100 par val., 300,000 shs   30,000,000
   Expense, net of premium                (335,498)
   Preferred stock redemption cost      (2,629,731)
   Sinking Fund Due Within One Year              0
     Total Redeemable                   27,034,771
Long-Term Debt:
   Secured Notes:
     10.2% due 2008                     10,100,000                            10,100,000
   Unsecured Notes:
     9.59% due 2011                     31,066,876
     7% due 2000                        50,000,000
     7.22% due 1997                     15,000,000
     9.6% due 2001                      16,000,000
     10.56% due 2005                    31,500,000
   Variable Rate Bonds:
     Demand due 2014 (5)                 6,500,000                                         6,500,000
     Revenue Refunding due 2011 (5)      7,925,000
   1st Mort. & Collateral Trust Bonds:
     5.875% due 1998                    20,000,000
     6.875% due 2003                    40,000,000
     8% due 2023                        40,000,000
     6.35% due 2003                      8,000,000
     7.78% Secured medium-term notes    35,000,000
     5.75% due 1998                     40,000,000

The accompanying notes are an integral part of the financial statements.


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (Continued)
DECEMBER 31, 1996
(1 of 2)

                                                       Newport      Eastern         EUA          EUA        EUA        EUA
                                                       Electric      Edison       Cogenex       Energ    Energy   Ocean State
                                                        Corp.        Consol.       Consol.      Consol.    Corp.  Corporation
Common Equity:
   Common shs, $5 par value of Regist.                11,368,779   72,283,925         $100           $1                     $1
   Other paid-in capital                               9,000,000   47,249,633   47,273,465          999              9,808,199
   Common share expense                                 (742,214)     (43,912)
   Retained earnings                                   2,093,391  120,723,657      275,148  (13,041,330)   (50,495)  5,534,717
     Total Common Equity                              21,719,956  240,213,303   47,548,713  (13,040,330)   (50,495) 15,342,917
Non-Redeemable Preferred:
  4.25%, $100 par value, 35,000 shs
  5.60%, $100 par value, 25,000 shs
  3.75%, $100 par value,  7,689 shs                      768,900
  $.01 par value, 7,500 shares(3)                                                       75
  Premium, net of expense                                  2,150
     Total Non-Redeemable                                771,050                        75
Redeemable Preferred:
   6.625%, $100 par val., 300,000 shs                              30,000,000
   Expense, net of premium                                           (335,498)
   Preferred stock redemption cost                                 (2,629,731
   Sinking Fund Due Within One Year
     Total Redeemable                                          0   27,034,771
Long-Term Debt:
   Secured Notes:
     10.2% due 2008
   Unsecured Notes:
     9.59% due 2011                                                                                                 31,066,876
     7% due 2000                                                                50,000,000
     7.22% due 1997                                                             15,000,000
     9.6% due 2001                                                              16,000,000
     10.56% due 2005                                                            31,500,000
   Variable Rate Bonds:
     Demand due 2014 (5)
     Revenue Refunding due 2011 (5)                    7,925,000
   1st Mort. & Collateral Trust Bonds:
     5.875% due 1998                                               20,000,000
     6.875% due 2003                                               40,000,000
     8% due 2023                                                   40,000,000
     6.35% due 2003                                                 8,000,000
     7.78% Secured medium-term notes                               35,000,000
     5.75% due 1998                                                40,000,000

The accompanying notes are an integral part of the financial statements.



EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (continued)
DECEMBER 31, 1996
(2 0F 2)

                                                                                          Blackstone
                                                                  Eastern      EUA          Valley
                                         EUA                     Utilities   Service       Electric
                                        Consol     Elimin        Associates    Corp.       Company
Long-Term Debt (continued):
   Pollution Control Revenue Bonds:
     5.875% due 2008                  40,000,000
   First Mortgage Bonds:
     9.5% due 2004 (Series B)         12,000,000                                          12,000,000
     10.35% due 2010 (Series C)       18,000,000                                          18,000,000
     9% due 1999                       1,386,000
     9.8% due 1999                     8,000,000
     8.95% due 2001                    3,250,000
   Second Mortgage Bonds:
     6.5% SBA Loan due 2005              718,911
   Unamortized (Discount) - Net         (597,691)
                                     433,849,096                              10,100,000  36,500,000
   Less portion due within one year   27,512,409                               1,100,000   1,500,000
     Total Long-Term Debt            406,336,687                               9,000,000  35,000,000
     Total Capitalization            812,085,016  351,230,893   371,856,845   12,220,835  77,361,582

(1)  Authorized 36,000,000 shares, outstanding 20,435,997
(2)  Authorized and Outstanding.
(3) The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.
(4)  Authorized 400,000 shares, outstanding 300,000.
(5)  Weighted average interest rate was 3.5% for 1996.



The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (Continued)
DECEMBER 31, 1996
(2 of 2)


                                                Newport     Eastern      EUA          EUA        EUA           EUA
                                                Electric     Edison    Cogenex       Energy     Energy      Ocean State
                                                 Corp.       Consol     Consol       Consol      Corp.      Corporation
Long-Term Debt (continued):
   Pollution Control Revenue Bonds:
     5.875% due 2008                                        40,000,000
   First Mortgage Bonds:
     9.5% due 2004 (Series B)
     10.35% due 2010 (Series C)
     9% due 1999                                 1,386,000
     9.8% due 1999                               8,000,000
     8.95% due 2001                              3,250,000
   Second Mortgage Bonds:
     6.5% SBA Loan due 2005                        718,911
   Unamortized (Discount) - Net                               (597,691)
                                                21,279,911 222,402,309                                      31,066,876
   Less portion due within one year                735,749           0  21,700,000                           2,476,660
     Total Long-Term Debt                       20,544,162 222,402,309  90,800,000                          28,590,216
     Total Capitalization                       43,035,168 489,650,383 138,348,788 ($13,040,330)  ($50,495) 43,933,133

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                     Blackstone
                                                          Eastern           EUA         Valley
                                     EUA                 Utilities        Service      Electric
                                    Consol    Elimin.    Associates          Corp.       Company
Operating Revenues              $527,067,784   $           $             $           $
Operating Expenses:
   Operation                     365,825,855 176,036,406     1,089,044    45,122,502 109,680,364
   Maintenance                    25,047,534   1,025,617         2,925     1,030,344   3,207,957
   Depreciation and amortization  45,478,239   1,209,347         2,508     1,217,240   5,594,431
   Taxes Other than income        23,932,505   2,516,817         8,315     2,542,812   8,506,473
   Inc. Taxes - Current (credit)   1,466,498     (20,078)   (4,219,727)      230,953   2,720,538
              - Deferred           9,475,735     (18,415)    4,125,240        96,054    (564,832)
      Total Operating Expenses   471,226,366 180,749,694     1,008,305    50,239,905  50,239,905
         Operating Income         55,841,418 (49,254,087)   (1,008,305)  (50,239,905)  7,765,841
Other Income and Deductions:
   Interest and dividend income    7,761,655   1,252,283     1,396,894        11,155      26,586
   Equity in earnings of jointly-
     owned companies              10,698,280  31,547,494    31,547,494
   All. for other funds used during
     construction                    451,980         876             9           877      49,754
   Other (deds) income - net      (2,708,276) 50,286,014        12,546    51,661,191       3,664
     Total Other Income           16,203,639  83,086,667    32,956,943    51,673,223      80,004
       Inc. Before Int. Charges   72,045,057  33,832,580    31,948,638     1,433,318   7,845,845
Interest Charges:
   Interest on long-term debt     34,035,304                               1,030,175   3,312,764
   Amort. of debt exp & prem.      2,619,935                                  27,697     101,535
   Other int. exp. (principally
     short-term notes)             4,199,636   2,287,660     1,334,797        15,012     423,115
   All. for borr. funds used dur.
     construction - (credit)      (1,735,355)     (2,569)         (26)        (2,569)    (56,192)
       Total Interest Charges     39,119,520   2,285,091     1,334,771     1,070,315   3,781,222
            Net Income            32,925,537  31,547,489    30,613,867       363,003   4,064,623
Preferred Dividends Requirement    2,311,665                                             288,750
   Earnings available for
       common shareholders       $30,613,872  31,547,489    30,613,867      $363,003  $3,775,873

Earnings per EUA Common Share:    20,436,217
 weighted average shares outstanding   $1.50

   ( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                 Newport    Eastern        EUA           EUA          EUA            EUA
                                                 Electric    Edison      Cogenex        Energ         Energy      Ocean State
                                                  Corp.     Consol.       Consol.        Consol.      Corp.       Corporation
Operating Revenues                              60,495,092 $404,808,169  $56,316,662     $32,696    $          $
Operating Expenses:
   Operation                                    45,389,971  285,051,615   51,293,348   3,967,582     42,019      225,816
   Maintenance                                   2,321,327   18,169,492    1,330,949       5,498                   4,659
   Depreciation and amortization                 2,773,547   26,809,802    9,771,849     455,379     35,316       27,514
   Taxes Other than income                       3,961,569   10,704,567      700,091      16,247        317        8,931
   Inc. Taxes - Current (credit)                 1,301,917   10,784,428   (5,883,524) (2,299,283)             (1,188,882)
              - Deferred                           386,259    5,274,268      (57,755)    202,632                  (4,546)
      Total Operating Expenses                  56,134,590  356,794,172   57,154,958   2,348,055     77,652     (926,508)
         Operating Income                        4,360,502   48,013,997     (838,296) (2,315,359)   (77,652)     926,508
Other Income and Deductions:
   Interest and dividend income                     76,130      290,808    7,157,628      14,479                  40,258
   Equity in earnings of jointly-
     owned companies                                          1,587,392      (38,566)   (535,391)              9,684,845
   All. for other funds used during
     construction                                   37,348      364,833           25           6                       4
   Other (deds) income - net                       302,350    1,291,432   (2,627,574)    226,629     27,190   (3,319,690)
     Total Other Income                            415,828    3,534,465    4,491,513    (294,277)    27,190    6,405,417
       Inc. Before Int. Charges                  4,776,330   51,548,462    3,653,217  (2,609,636)   (50,462)   7,331,925
Interest Charges:
   Interest on long-term debt                    1,543,802   15,233,504    9,777,404                           3,137,655
   Amort. of debt exp & prem.                      126,521    2,184,527      151,680                              27,975
   Other int. exp. (principally
     short-term notes)                             277,818    1,468,323    1,574,117   1,379,883         33       14,198
   All. for borr. funds used dur.
     construction - (credit)                       (42,959)    (307,901)  (1,328,244)        (20)                   (13)
       Total Interest Charges                    1,905,182   18,578,453   10,174,957   1,379,863         33   3,179,815
            Net Income                           2,871,148   32,970,009   (6,521,740) (3,989,499    (50,495)  4,152,110
Preferred Dividends Requirement                     35,415    1,987,500
   Earnings available for
       common shareholders                      $2,835,733   30,982,509   (6,521,740) (3,989,499)  ($50,495) $4,152,110

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                           Blackstone
                                                                  Eastern         EUA        Valley
                                        EUA                      Utilities       Service     Electric
                                       Consol       Elimin       Associates        Corp.     Company
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                           $32,925,537   $31,547,489   $30,613,867      $363,003   $4,064,623
Adjustments to Reconcile Net Income
  to Net Cash Provided by Op Act.:
    Depreciation and amortization     50,689,677                     695,976     1,244,962    5,976,168
    Amortization of nuclear fuel       1,676,308
    Deferred taxes                    11,610,630                   4,496,260        96,054     (561,237)
    Non-cash (Gains)/Exp on Sales
      of Inv. in En. Svngs Projects    8,262,320
    Investment tax credit, net        (1,207,188)                                              (182,016)
    All. for other funds used during    (451,980)         (834)                       (877)     (49,754)
    Coll. and sales of proj. notes
      and leases receivable            7,775,899
    Other - net                        6,372,969    15,082,578    11,199,568     3,558,188     (554,543)
Changes in Op. Assets and Liab.:
    Accounts receivable               (5,776,787)    5,552,311    (1,097,891)    3,825,806    2,388,736
    Materials and supplies             2,384,731                                     4,518       66,381
    Notes receivable                  (3,817,001)  (12,501,237)
    Accounts payable                  (1,957,554)   (4,432,201)   (3,463,739)     (568,099)    (383,423)
    Accrued taxes                     (1,539,385)      117,067      (854,122)       (4,463)    (362,638)
    Other - net                        8,746,781    (1,237,171)     (457,583)     (215,030)     740,064
     Net Cash Prov. from (Used in)
         Operating Activities        115,694,957    34,128,002    28,631,099     8,304,062   11,142,361
CASH FLOW FROM INVESTING ACTIVITIES:
     Construction expenditures       (62,730,072)          834                  (1,270,841)  (4,196,158)
     Coll. on Notes and Lease
       Rec. of EUA Cogenex             3,665,055
     Inc/Dec in other investments     (3,888,652)
     Investments in subsidiaries                      (550,000)     (550,000)
     Net Cash Used in Inv. Act.      (60,953,669)     (549,166)     (550,000)   (1,270,841)  (4,196,158)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
   Long-term debt                    (20,617,441)                               (2,200,000)  (1,500,000)
   Preferred stock                       (90,000)
   Prem. on reac. and fin. exp.          (15,011)                    (18,285)
   EUA common share dividends paid   (33,617,583)  (46,630,073)  (33,617,583)                (4,588,665)
   Subsidiary pref. div. paid         (2,313,859)                                              (288,750)
  Cap. cont./(return of capital             (200)      550,000          (200)   (1,000,000)
   Net inc. (decr) in st debt         12,307,454    12,501,237     5,479,000                   (524,000)
   Net Cash (Used in) Provided from
      Financing Activities           (44,346,640)  (33,578,836)  (28,157,068)   (3,200,000)  (6,901,415)
NET INCREASE (DECREASE) IN CASH        8,394,648                     (75,969)    3,833,221       44,788
Cash and temporary cash investments    4,060,214                     187,960       254,299      753,220
Cash and temporary cash investments   12,454,862                    $111,991    $4,087,520     $798,008
Cash paid during the year for:
  Interest (net of amounts cap.)     $40,658,281       ($2,568)   $1,333,593    $1,149,664   $3,389,908
  Income Taxes (refund)              $11,530,036                   ($752,892)      $83,385   $3,300,782
Conv. of inv. in energy svgs proj.
  to notes and leases receivable      $7,779,372

( ) Denotes Contra
    The accompanying notes are an integral part of the financial statements.


EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                             EUA
                                                   Newport     Eastern      EUA             Energy      EUA        EUA
                                                   Electric    Edison     Cogenex         Investment   Energy    Ocean State
                                                    Corp.      Consol      Consol           Consol      Corp.    Corporation
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                        $2,871,148   $32,970,009  ($6,521,740)  ($3,989,499)  ($50,495) $4,152,110
Adjustments to Reconcile Net Income
  to Net Cash Provided by Op Act.:
    Depreciation and amortization                  3,172,571    28,607,086   10,455,096       449,807     35,316      52,695
    Amortization of nuclear fuel                                 1,676,308
    Deferred taxes                                   387,861     5,218,247    1,429,691       373,841                169,913
    Non-cash (Gains)/Exp on Sales
      of Inv. in En. Svngs Projects
    Investment tax credit, net                                                8,262,320
    All. for other funds used during                 (86,160)     (939,012)
    Coll. and sales of proj. notes                   (37,349)     (364,834)
      and leases receivable
    Other - net                                                               7,775,899
Changes in Op. Assets and Liab.:                    (942,292)   (2,333,341)   8,361,265       431,589              1,735,113
    Accounts receivable
    Materials and supplies                           735,464    (1,862,479)  (3,959,664)     (226,802)   (27,646)
    Notes receivable                                   7,563       673,312    1,632,957
    Accounts payable                                                                       (3,817,001)
    Accrued taxes                                   (245,427)      185,641   (1,870,680)      (46,913)     1,901         984
    Other - net                                      (78,606)     (241,413)     328,344                             (209,420)
     Net Cash Prov. from (Used in)                 1,101,115     9,266,745   (1,686,495)   (1,219,656)        33     (19,583)
         Operating Activities
CASH FLOW FROM INVESTING ACTIVITIES:               6,885,888    72,856,269   24,206,993    (8,044,634)   (40,891)  5,881,812
     Construction expenditures
     Coll. on Notes and Lease                     (3,134,692)  (26,006,378) (27,625,278)     (314,099)  (181,792)
       Rec. of EUA Cogenex
     Inc/Dec in other investments                                             3,665,055
     Investments in subsidiaries                                   147,776      (36,434)   (3,999,994)
     Net Cash Used in Inv. Act.
CASH FLOW FROM FINANCING ACTIVITIES:               (3,134,692) (25,858,602) (23,996,657)   (4,314,093)  (181,792)
   Redemptions:
   Long-term debt
   Preferred stock                                   (740,780)  (7,000,000)  (6,700,000)                          (2,476,661)
   Prem. on reac. and fin. exp.                       (90,000)
   EUA common share dividends paid                      3,274
   Subsidiary pref. div. paid                      (2,360,000) (34,320,408)                                       (5,361,000)
  Cap. cont./(return of capital                       (37,609)  (1,987,500)
   Net inc. (decr) in st debt                                                 1,550,000
   Net Cash (Used in) Provided from                  (449,000)  (2,118,000)   8,098,455    12,277,993    223,243   1,821,000
      Financing Activities                         (3,674,115) (45,425,908)   2,948,455    12,277,993    223,243  (6,016,661)
NET INCREASE (DECREASE) IN CASH                        77,081    1,571,759    3,158,791       (80,734)       560    (134,849)
Cash and temporary cash investments                   214,757      532,988    1,503,436       468,363          0     145,191
Cash and temporary cash investments                  $291,838   $2,104,747   $4,662,227      $387,629       $560     $10,342
Cash paid during the year for:
  Interest (net of amounts cap.)                   $1,540,593   15,240,616   13,341,743      $686,586         $0  $3,973,010
  Income Taxes (refund)                            $1,418,475  $13,266,567  ($5,480,385)  ($2,472,769)      $456  $2,166,417
Conv. of inv. in energy svgs proj.
  to notes and leases receivable                                             $7,779,372

The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
DECEMBER 31, 1996


                                                                                         Blackstone
                                                                     Eastern      EUA      Valley
                                          EUA                       Utilities   Service   Electric
                                         Consol.       Elimin         Assoc.       Corp.   Company
Bal. of ret. earnings at beg. of year $56,227,840   $141,278,839   $56,227,840  $356,832 $9,933,844
Additions:
     Net Income (Loss)                 32,925,537     31,547,489    30,613,867   363,003  4,064,623
      Total                            89,153,377    172,826,328    86,841,707   719,835 13,998,467
Deductions:
  Dividends:
    Preferred - subsidiaries            2,311,665                                           288,750
    Common - subsidiaries                             46,630,073                          4,588,665
    Common - reg. - $1.645 per share   33,617,583                   33,617,583
   Total Dividends                     35,929,248     46,630,073    33,617,583            4,877,415
  Other                                   820,285        820,280       820,280
      Total Deductions                 36,749,533     47,450,353    34,437,863            4,877,415
Bal. of ret. earnings at end of year  $52,403,844   $125,375,975   $52,403,844  $719,835  9,121,052


Other Paid-In Capital at
Beginning of Year                   $220,729,950

Additions:
Cancellation of Res. Stock (758 shs.)      3,790                         3,790

Amort. restricted stock costs            490,020                       490,020

Deductions:
Common Share Purchase Plan Adjustment        155                           155

Currency Conversion                       63,822                        63,822

Other Paid-In Capital at End of Year 221,159,783                   221,159,783

   ( ) Denotes Contra
  The accompanying notes are an integral part of the financial statements.

EASTERN UTILITIES ASSOCIATES AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL (Continued)
DECEMBER 31, 1996

                                                                                      EUA
                                                Newport       Eastern     EUA        Energy        EUA            EUA
                                                Electric      Edison    Cogenex      Inv.        Energy Svcs.  Ocean State
                                                 Corp.        Consol.    Consol     Cons.        Corporation  Corporation

Bal. of ret. earnings at beg. of year           $1,620,932 $124,878,567 $6,796,888  ($9,051,831)              $6,743,607
     Additions:
     Net Income (Loss)                           2,871,148   32,970,009 (6,521,740)  (3,989,499)   ($50,495)   4,152,110
      Total                                      4,492,080  157,848,576    275,148  (13,041,330)    (50,495)  10,895,717
Deductions:
  Dividends:
    Preferred - subsidiaries                        35,415    1,987,500
    Common - subsidiaries                        2,360,000   34,320,408                                        5,361,000
    Common - reg. - $1.645 per share
   Total Dividends                               2,395,415   36,307,908                                        5,361,000
  Other                                              3,274      817,011
      Total Deductions                           2,398,689   37,124,919                                        5,361,000
Bal. of ret. earnings at end of year            $2,093,391 $120,723,657   $275,148  ($13,041,330)  ($50,495)   5,534,717

EASTERN EDISON COMPANY AND SUBSIDIARY
    CONSOLIDATING BALANCE SHEETS
         DECEMBER 31, 1996

ASSETS
                                                   Eastern                      Eastern      Montaup
                                                    Edison                       Edison      Electric
                                                 Consolidated Eliminations      Company      Company
Utility plant and other investments:
  Utility plant in service                       $815,186,451                 $233,752,112 $581,434,339
  Less accumulated provision for depreciation
    and amortization                             261,463,732                   84,711,104  176,752,628
  Net Utility plant in service                   553,722,719                  149,041,008  404,681,711
  Construction work in progress                    2,805,459                    1,462,392    1,343,067
  Net utility plant                              556,528,178                  150,503,400  406,024,778
  Non-utility property                             2,715,349                      105,735    2,609,614
  Less accumulated provision for dep                   9,697                        9,697
  Net non-utility property                         2,705,652                       96,038    2,609,614
  Investments in subsidiaries (at equity)         13,209,511  $357,495,568    357,495,568   13,209,511
  Other                                               94,789                       50,405       44,384
  Total Utility Plant and Other Investments      572,538,130  357,495,568     508,145,411  421,888,287
Current Assets:
    Cash and temporary cash investments            2,104,747                      926,530    1,178,217
    Accounts receivable - Net:
        Customers                                 27,632,767                   26,244,401    1,388,366
        Accrued unbilled revenue                   8,376,162                    8,376,162
        Others                                     3,464,380                    2,431,592    1,032,788
    Accounts receivable - associated companies    25,485,628   48,102,261       5,737,520   67,850,369
Materials and supplies (at average cost):
      Fuel                                         6,843,733                                 6,843,733
      Plant materials and operating supplies       3,805,026                    1,743,803    2,061,223
    Other current assets                           3,598,199                      587,964    3,010,235
        Total Current Assets                      81,310,642   48,102,261      46,047,972   83,364,931
Deferred Debits:
    Unamortized debt expense                       2,456,039                    2,429,889       26,150
    Unrecovered Regulatory Plant Costs (Note A)   41,915,275                                41,915,275
    Other deferred debits                         76,863,010                   30,143,513   46,719,497
        Total Deferred Debits                    121,234,324                   32,573,402   88,660,922
    Total assets                                 $775,083,096 $405,597,829    $586,766,785 $593,914,140

    ( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
    CONSOLIDATING BALANCE SHEETS
         DECEMBER 31, 1996


LIABILITIES
                                                  Eastern                     Eastern      Montaup
                                                   Edison                      Edison      Electric
                                                Consolidated  Eliminations    Company      Company
Capitalization:
 Common equity                                  $240,213,303  $183,555,220  $240,213,303  $183,555,220
 Redeemable preferred stock - net                29,664,502                   29,664,502
 Redeemable preferred stock of subsidiaries -net                 1,500,000                   1,500,000
 Preferred Stock Redemption Cost                 (2,629,731)                  (2,629,731)
 Long-term debt - net                           222,402,309   172,440,348    222,402,309   172,440,348
   Total Capitalization                         489,650,383   357,495,568    489,650,383   357,495,568
Current Liabilities:

 Notes payable                                    2,040,000                    2,040,000
 Accounts payable                                27,390,728                    1,303,885    26,086,843
 Accounts payable - associated companies          3,949,832    42,970,761     45,501,703     1,418,890
 Customer deposits                                1,152,736                    1,152,736
 Taxes accrued                                    2,977,390                    2,125,584       851,806
 Interest accrued                                 4,895,269     5,131,500      4,895,269     5,131,500
 Other current liabilities                       16,080,986                    4,659,834    11,421,152
   Total Current Liabilities                     58,486,941    48,102,261     61,679,011    44,910,191
Other Liabilities:
 Unamortized investment credit                   16,902,685                    3,920,756    12,981,929
 Other deferred credits and other liab.          67,604,386                   11,202,401    56,401,985
   Total Other Liabilities                       84,507,071                   15,123,157    69,383,914
Accumulated deferred taxes                      142,438,701                   20,314,234   122,124,467
Commitments and contingencies (Note J)
  Total liabilities and capitalization          $775,083,096  $405,597,829  $586,766,785  $593,914,140

    ( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
    CONSOLIDATING STATEMENTS OF CAPITALIZATION
         DECEMBER 31, 1996


                                                Eastern                   Eastern      Montaup
                                                 Edison                    Edison      Electric
                                              Consolidated Eliminations   Company      Company
Common Equity:
    Common shares                             $72,283,925  $58,600,000  $72,283,925  $58,600,000
    Other paid-in capital                      47,249,633   29,528,000   47,249,633   29,528,000
    Common share expense                          (43,912)                  (43,912)
    Retained earnings                         120,723,657   95,427,220  120,723,657   95,427,220
      Total Common Equity                     240,213,303  183,555,220  240,213,303  183,555,220

Redeemable Preferred:
    6.625%, $100 par value, 300,000 shares     30,000,000                30,000,000
    Redeemable preferred stock of subsidiaries               1,500,000                 1,500,000
    Expense, net of premium                      (335,498)                 (335,498)
    Preferred stock redemption cost            (2,629,731)               (2,629,731)
      Total Redeemable                         27,034,771    1,500,000   27,034,771    1,500,000
Long-Term Debt:
    First Mortgage and Collateral Trust Bonds:
      5.875% due 1998                          20,000,000                20,000,000
      6.875% due 2003                          40,000,000                40,000,000
      8% due 2023                              40,000,000                40,000,000
      6.35% due 2003                            8,000,000                 8,000,000
      7.78% Secured medium-term notes          35,000,000                35,000,000
      5.75% due 1998                           40,000,000                40,000,000
    Pollution Control Revenue Bonds:
      5.875% due 2008                          40,000,000                40,000,000
    Debenture Bonds:
      8% due 2000                                            8,500,000                 8,500,000
      8.25% due 2003                                        12,800,000                12,800,000
      14% due 2005                                          26,000,000                26,000,000
      10% due 2008                                           9,275,000                 9,275,000
      16.5% due 2010                                        19,000,000                19,000,000
      12.375% due 2013                                      30,000,000                30,000,000
      10.125% due 2008                                      36,865,348                36,865,348
      9% due 2020                                            5,000,000                 5,000,000
      9.375% due 2020                                       25,000,000                25,000,000
    Unamortized (Discount) - Net                 (597,691)                 (597,691)
                                              222,402,309  172,440,348  222,402,309  172,440,348
    Less portion due within one year                    0                         0
      Total Long-Term Debt                    222,402,309  172,440,348  222,402,309  172,440,348
      Total Capitalization                    $489,650,383 $357,495,568 $489,650,383 $357,495,568

EASTERN EDISON COMPANY AND SUBSIDIARY
  CONSOLIDATING INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                  Eastern                     Eastern      Montaup
                                                   Edison                      Edison      Electric
                                                Consolidated   Eliminations     Company      Company
Operating Revenues                              $404,808,169   $186,398,851   $265,092,881 $326,114,139
Operating Expenses:
    Operation                                   285,051,615    186,398,851    220,455,535  250,994,931
    Maintenance                                  18,169,492                     7,461,507   10,707,985
    Depreciation and amortization                26,809,802                    10,044,544   16,765,258
    Taxes Other than income                      10,704,567                     4,795,210    5,909,357
    Income Taxes - Current                       10,784,428                     8,730,224    2,054,204
                 - Deferred                       5,274,268                       314,571    4,959,697
       Total Operating Expenses                 356,794,172    186,398,851    251,801,591  291,391,432
          Operating Income                       48,013,997                    13,291,290   34,722,707
Other Income and Deductions:
  Interest and dividend income                      290,808     19,994,750     20,052,764      232,794
  Equity in earnings of jointly-owned companies   1,587,392     17,364,344     17,364,344    1,587,392
  Allowance for other funds used during constr.     364,833                        30,122      334,711
  Other (deductions) income - net                 1,291,432                       (30,281)   1,321,713
    Total Other Income                            3,534,465     37,359,094     37,416,949    3,476,610
      Income Before Interest Charges             51,548,462     37,359,094     50,708,239   38,199,317
Interest Charges:
    Interest on long-term debt                   15,233,504     19,994,750     15,233,504   19,994,750
    Amortization of debt expense and premium      2,184,527                     1,911,721      272,806
    Other interest expense (principally
      short-term notes)                           1,468,323                       655,462      812,861
    Allowance for borrowed funds used during
      construction - (credit)                      (307,901)                      (62,457)    (245,444)
        Total Interest Charges                   18,578,453     19,994,750     17,738,230   20,834,973
Net Income                                       32,970,009     17,364,344     32,970,009   17,364,344
Preferred Dividends Requirement                   1,987,500                     1,987,500
  Earnings Available for Common Stockholders    $30,982,509    $17,364,344    $30,982,509  $17,364,344

Weighted average shares outstanding               2,891,357

Earnings per share                                   $10.72

    ( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                    Eastern                   Eastern      Montaup
                                                     Edison                    Edison      Electric
                                                  Consolidated Eliminations   Company      Company
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                        $32,970,009  $17,364,344  $32,970,009  $17,364,344
Adjustments to Reconcile Net Income
  to Net Cash Provided by Operating Activities:
    Depreciation and Amortization                  28,607,086                12,262,744   16,344,342
    Amortization of nuclear fuel                    1,676,308                              1,676,308
    Deferred taxes                                  5,218,247                   322,136    4,896,111
    Investment tax credit, net                       (939,012)                 (310,848)    (628,164)
    Allowance for other funds used during constr.    (364,834)                  (30,123)    (334,711)
    Other - Net                                    (2,333,341)   1,164,486      (83,342)  (1,085,513)
Changes in Operating Assets and Liabilities:
    Accounts receivable                            (1,862,479)  (5,939,767)  (2,313,097)  (5,489,149)
    Materials and supplies                            673,312                   124,650      548,662
    Accounts payable                                  185,641    5,939,767    6,953,376     (827,968)
    Accrued taxes                                    (241,413)                  716,474     (957,887)
    Other - net                                     9,266,745                 4,222,511    5,044,234
     Net Cash Provided from Operating Activ.       72,856,269   18,528,830   54,834,490   36,550,609
CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                     (26,006,378)               (8,879,998) (17,126,380)
    Decrease in Other Investments                     147,776                                147,776
     Net Cash Used in Investing Activities        (25,858,602)               (8,879,998) (16,978,604)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemptions:
    Long-term debt                                 (7,000,000)               (7,000,000)
   Eastern Edison common share dividends paid     (34,320,408) (18,066,380) (34,320,408) (18,066,380)
   Preferred dividends paid                        (1,987,500)    (462,450)  (1,987,500)    (462,450)
   Net Decrease in short-term debt                 (2,118,000)               (2,118,000)
       Net Cash (Used In) Financing Activities    (45,425,908) (18,528,830) (45,425,908) (18,528,830)
NET INCREASE IN CASH                                1,571,759                   528,584    1,043,175
Cash and temporary cash investments
   at beginning of year                               532,988                   397,944      135,044
Cash and temporary cash investments
   at end of year                                  $2,104,747                  $926,528   $1,178,219
Cash paid during the year for:
          Interest (Net of Amounts Capitalized)   $15,240,616  $19,994,750  $15,398,907  $19,836,459
          Income Taxes                            $13,266,567                $8,410,054   $4,856,513

( ) Denotes Contra

EASTERN EDISON COMPANY AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED EARNINGS AND OTHER PAID-IN CAPITAL
         DECEMBER 31, 1996


                                                   Eastern                   Eastern      Montaup
                                                    Edison                    Edison      Electric
                                                 Consolidated Eliminations   Company      Company
Balance of retained earnings at begin. of year   $124,878,567 $96,591,706  $124,878,567 $96,591,706
Additions:
    Net Income                                    32,970,009   17,364,344   32,970,009   17,364,344
      Total                                      157,848,576  113,956,050  157,848,576  113,956,050
Deductions:
  Dividends:
    Preferred                                      1,987,500      462,450    1,987,500      462,450
    Common                                        34,320,408   18,066,380   34,320,408   18,066,380
    Total Dividends                               36,307,908   18,528,830   36,307,908   18,528,830
  Other                                              817,011                   817,011
      Total Deductions                            37,124,919   18,528,830   37,124,919   18,528,830
Balance of retained earnings at end of period    $120,723,657 $95,427,220  $120,723,657 $95,427,220

    ( ) Denotes Contra

  EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
     CONSOLIDATING BALANCE SHEETS
           DECEMBER 31, 1996

ASSETS

                                            EUA                       EUA          EUA         EUA          EUA         EUA
                                          Cogenex                   Cogenex        Nova        Day          NEM       Cogenex
                                        Consolidated Eliminations Corporation   (Division)  (Division)      Inc.       Canada
Utility Plant and Other Investments:
 Non-utility property                   $105,637,560              $53,965,856   $1,269,576  $2,113,094   $8,696,666
 Less accumulated provision for depres.  36,636,495                22,066,500      828,747     801,711    3,017,967
 Net non-utility property                69,001,065                31,899,356      440,829   1,311,383    5,678,699           0
 Investments in subsidiaries (at equity)     37,434   51,974,368   52,011,802            0           0
 Other                                   67,569,816                52,661,702     (186,000)          0      200,012   5,897,908
 Total Utility Plant and Other Invest.  136,608,315   51,974,368  136,572,860      254,829   1,311,383    5,878,711   5,897,908
Current Assets:
 Cash and temporary cash invest.          4,662,227                 1,543,211      141,129     293,539      568,629      50,242
 Notes receivable                        19,973,139   12,583,828   30,148,680       72,958      32,548                  891,568
 Accounts receivable - Net:
     Customers                           22,364,304                 6,963,996    1,556,852   1,521,954      595,548      21,839
     Others                               3,780,570      926,649    4,607,342        5,224      54,387     (191,914)        100
 Accounts receivable - assoc. companies      76,220    7,309,233    6,847,107      305,247      89,658            0
Materials and supplies (at average cost):
   Plant materials and operating supplies 1,713,006      312,766       63,569    1,339,641     582,772
 Other current assets                     2,591,234     (312,765)   1,525,918       25,526      30,886                   11,632
     Total Current Assets                55,160,700   20,819,711   51,699,823    3,446,577   2,605,744      972,263     975,381
Deferred Debits:
  Unamortized debt expense                  558,402                   558,402
  Other deferred debits                   2,833,293                 1,269,293            0       1,205    1,260,128     246,157
      Total Deferred Debits               3,391,695                 1,827,695            0       1,205    1,260,128     246,157
  Total Assets                          $195,160,710 $72,794,079  $190,100,378  $3,701,406  $3,918,332   $8,111,102  $7,119,446

   The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
     CONSOLIDATING BALANCE SHEETS
           DECEMBER 31, 1996

ASSETS (Continued)

                                             EUA          EUA          EUA        EUA         EUA       EUA          EUA
                                           Citizens     Highland       MUPA     WestCoast    FRC II     EC&S I      EC&S II
                                          Corporation  Corporation   (Partner.) (Partner.)  (Partner.) (Partner.)  (Partner.)
Utility Plant and Other Investments:
 Non-utility property                     $2,901,957   $1,304,875          $0  $4,155,160    $77,490  $11,612,555  $19,540,331
 Less accumulated provision for depres.      143,602      393,805           0   2,187,522     77,490    1,685,148    5,434,003
 Net non-utility property                  2,758,355      911,070           0   1,967,638          0    9,927,407   14,106,328
 Investments in subsidiaries (at equity)
 Other                                        52,431    5,612,040           0      98,008          0      313,645    2,920,070
 Total Utility Plant and Other Invest.     2,810,786    6,523,110           0   2,065,646          0   10,241,052   17,026,398
Current Assets:
 Cash and temporary cash invest.             162,730      169,458         487   1,114,874    118,932       85,595      413,401
 Notes receivable                                         159,571     894,637     357,005          0            0            0
 Accounts receivable - Net:
     Customers                               976,699    5,719,658     309,784     336,020    831,500      914,325    2,616,129
     Others                                  (22,901)         701           0      32,000          0            0      222,280
 Accounts receivable - assoc. companies       55,164       88,277           0           0          0            0            0
Materials and supplies (at average cost):
   Plant materials and operating supplies                  39,790           0           0          0            0            0
 Other current assets                              0      300,244           0          25          0      (42,555)     426,793
     Total Current Assets                  1,171,692    6,477,699   1,204,908   1,839,924    950,432      957,365    3,678,603
Deferred Debits:
  Unamortized debt expense
  Other deferred debits                       50,598        5,912           0           0          0            0            0
      Total Deferred Debits                   50,598        5,912           0           0          0            0            0
  Total Assets                            $4,033,076  $13,006,721  $1,204,908  $3,905,570   $950,432  $11,198,417  $20,705,001

   The accompanying notes are an integral part of the financial statements.

  EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
     CONSOLIDATING BALANCE SHEETS
           DECEMBER 31, 1996


LIABILITIES
                                            EUA                       EUA          EUA          EUA          EUA          EUA
                                          Cogenex                   Cogenex        Nova         Day          NEM        Cogenex
                                        Consolidated Eliminations Corporation   (Division)   (Division)      Inc.        Canada
Capitalization:
       Common equity                    $47,548,713  $16,546,068  $46,481,590     $108,889   $1,046,934  $11,273,720     $421,295
       Redeemable preferred stock of             $0
         subsidiaries - net                      75
       Partnerships' capital                     $0   15,358,959
       Long-term debt - net             $90,800,000   15,543,740   90,800,000            0            0
         Total Capitalization           138,348,788   47,448,767  137,281,590      108,889    1,046,934   11,273,720      421,295
Current Liabilities:
  Long-term debt due within one year     21,700,000                21,700,000            0            0
  Notes payable                          22,464,685   16,097,006   17,923,000      755,650    1,767,073      340,000    3,648,300
  Accounts payable                        4,682,330    2,454,763    3,171,220      219,954      532,191                   107,667
  Accounts payable - associated companies   221,684    5,516,431      666,693      732,305      200,027        8,362    2,591,231
  Customer deposits                         585,769            0            0            0            0
  Taxes accrued                             450,569       37,736       14,208       55,316        9,775                   336,360
  Interest accrued                        2,482,523    1,632,802    2,482,523    1,351,623      281,179
  Dividends declared                              0      160,000                                             160,000
  Other current liabilities               3,220,533      (47,739)   2,575,537       31,728        1,351
    Total Current Liabilities            55,808,093   25,850,999   48,533,181    3,146,576    2,791,596      508,362    6,683,558
Deferred Credits:
       Other deferred credits             5,529,217     (505,687)   4,125,450      445,941       79,802      366,900       14,593
         Total Deferred Credits           5,529,217     (505,687)   4,125,450      445,941       79,802      366,900       14,593
Accumulated deferred taxes               (4,525,388)                  160,157            0            0   (4,037,880)
Commitments and contingencies
  Total Liabilities and Capitalization  $195,160,710 $72,794,079  $190,100,378  $3,701,406   $3,918,332   $8,111,102   $7,119,446

       ( ) Denotes Contra


   The accompanying notes are an integral part of the financial statements.

  EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
     CONSOLIDATING BALANCE SHEETS
           DECEMBER 31, 1996


LIABILITIES (Continued)

                                           EUA          EUA        EUA          EUA         EUA          EUA          EUA
                                         Citizens     Highland     MUPA       WestCoast     FRC II       EC&S I       EC&S II
                                       Corporation  Corporation   (Partner.)  (Partner.)    (Partner.)   (Partner.)  (Partner.)
Capitalization:
  Common equity                            $27,351   $4,735,002           $0           $0           $0           $0           $0
  Redeemable preferred stock of
    subsidiaries - net                          75
  Partnerships' capital                                             (691,932)   2,454,600       97,870    5,594,898    7,903,523
  Long-term debt - net                                        0      803,326      923,235            0    5,179,796    8,637,383
    Total Capitalization                    27,426    4,735,002      111,394    3,377,835       97,870   10,774,694   16,540,906
Current Liabilities:
 Long-term debt due within one year
 Notes payable                           3,461,282    7,153,209            0            0            0      235,500    3,277,677
 Accounts payable                          118,773      532,527    1,086,194       69,733      748,961      138,170      411,703
 Accounts payable - associated companies   339,890    1,199,607            0            0            0            0            0
 Customer deposits                                                         0      360,718                                225,051
 Taxes accrued                               3,350       31,560            0       37,736            0            0            0
 Interest accrued                                             0            0            0            0            0            0
 Dividends declared
 Other current liabilities                  63,827       30,165        7,320       59,548      103,601       50,053      249,664
   Total Current Liabilities             3,987,122    8,947,068    1,093,514      527,735      852,562      423,723    4,164,095
Deferred Credits:
       Other deferred credits                2,871      (12,027)           0            0            0            0            0
         Total Deferred Credits              2,871      (12,027)           0            0            0            0            0
Accumulated deferred taxes                  15,657     (663,322)           0            0            0            0            0
Commitments and contingencies
  Total Liabilities and Capitalization  $4,033,076  $13,006,721   $1,204,908   $3,905,570     $950,432  $11,198,417  $20,705,001

       ( ) Denotes Contra


   The accompanying notes are an integral part of the financial statements.

  EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
     CONSOLIDATING STATEMENTS OF CAPITALIZATION
      DECEMBER 31, 1996

                                            EUA                       EUA        EUA          EUA          EUA        EUA
                                          Cogenex                   Cogenex      Nova         Day          NEM      Cogenex
                                        Consolidated Eliminations Corporation (Division)   (Division)      Inc.      Canada
Common Equity:
       Common Shares, $.01 par value           $100       $1,400         $100                               $1,100       $100
       Other Paid-In Capital             47,273,465   15,802,671   46,175,934          0    1,097,532   11,502,050    (64,132)
       Retained Earnings                    275,148   16,100,958      305,556    108,889      (50,598)    (229,430)   485,327
          Total Common Equity            47,548,713   31,905,029   46,481,590    108,889    1,046,934   11,273,720    421,295
Non-Redeemable Preferred:                         0
       $.01 par value, 7,500 shares<F1>          75
          Total Non-Redeemable                   75                         0          0            0            0          0
Long-Term Debt:                                   0
       Unsecured Notes:
       7.00% due 2000                    50,000,000                50,000,000
       7.22% due 1997                    15,000,000                15,000,000
       9.6% due 2001                     16,000,000                16,000,000
       10.56% due 2005                   31,500,000                31,500,000
                                        112,500,000            0  112,500,000          0            0            0          0
Less portion due within one year         21,700,000                21,700,000
       Total Long-Term Debt              90,800,000            0   90,800,000          0            0            0          0
       Total Capitalization             $138,348,788 $31,905,029  $137,281,590  $108,889   $1,046,934  $11,273,720   $421,295

<F1>    The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.

   The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CAPITALIZATION (Continued)
DECEMBER 31, 1996

                                           EUA          EUA        EUA          EUA          EUA          EUA          EUA
                                         Citizens     Highland     MUPA      West Coast     FRC II       EC&S I      EC &S II
                                       Corporation  Corporation   (Partn.)    (Partner.)   (Partner.)   (Partner.)  (Partner.)

Common Equity:
       Common Shares, $.01 par value          $100         $100
       Other Paid-In Capital                          4,364,752          0            0            0            0            0
       Retained Earnings                    27,251      370,150   (691,932)   2,454,601       97,870    5,594,899    7,903,523
          Total Common Equity               27,351    4,735,002   (691,932)   2,454,601       97,870    5,594,899    7,903,523
Non-Redeemable Preferred:
       $.01 par value, 7,500 shares<F1>         75
          Total Non-Redeemable                  75            0          0            0            0            0            0
Long-Term Debt:
       Unsecured Notes:
       7.00% due 2000
       7.22% due 1997
       9.6% due 2001
       10.56% due 2005
                                                 0            0          0            0            0            0            0
Less portion due within one year
       Total Long-Term Debt                      0            0          0            0            0            0            0
       Total Capitalization                $27,426   $4,735,002  ($691,932)  $2,454,601      $97,870   $5,594,899   $7,903,523


<F1>    The Preferred Stock shall be entitled to an annual dividend per share at a rate equal to 33% of the net income of Citizens Conservation Services divided by 7,500.

   The accompanying notes are an integral part of the financial statements.

  EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
    CONSOLIDATING INCOME STATEMENTS
   FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                                            EUA                       EUA          EUA          EUA          EUA        EUA
                                          Cogenex                   Cogenex        Nova         Day          NEM       Cogenex
                                        Consolidated Eliminations Corporation   (Division)   (Division)      Inc.      Canada

Operating Revenues                         $56,316,662   $4,063,641  $22,728,649   $6,687,190 $6,716,843  $3,718,917   $
Operating Expenses:
  Operation                                 51,293,348    4,188,157   27,548,521    8,348,522  6,211,015      61,203    1,743
  Maintenance                                1,330,949                   604,211       35,739          0       6,268
  Depreciation and amortization              9,771,849       57,638    4,885,331      160,688     80,390     785,464   20,924
  Taxes - Other than income                    700,091            0      261,299      185,331    194,635         400
             - Income (credit)              (5,883,524)           0   (7,182,905)           0          0     679,943  360,931
             - Deferred                        (57,755)                 (393,103)           0          0     292,667
     Total Operating Expenses               57,154,958    4,245,795   25,723,354    8,730,280  6,486,040   1,825,945  383,598
        Operating Income                      (838,296)    (182,154)  (2,994,705)  (2,043,090)   230,803   1,892,972 (383,598)
Other Income and Deductions:
  Interest and dividend income               7,157,628    2,826,724    8,807,558       12,249          0           0  985,573
  Equity in earnings of jointly-                     0
    owned companies                            (38,566)   2,615,935    2,577,369            0          0
  Allowance for other funds used during              0
    construction                                    25          (25)
  Other (deductions) income - net           (2,627,574)     374,199   (2,361,889)     114,813          0          65    6,168
    Total Other Income                       4,491,513    5,816,833    9,023,038      127,062          0          65  991,741
      Income (Loss) Before Interest charges  3,653,217    5,634,679    6,028,333   (1,916,028)   230,803   1,893,037  608,143
Interest Charges:
  Interest on long-term debt                 9,777,404    1,910,789    9,777,404            0          0
  Amortization of debt expense and premium     151,680                   151,680            0          0
  Other interest expense (principally                0                                      0
    short-term notes)                        1,574,117      480,179    1,258,961       93,158    105,670              218,958
  Allowance for borrowed funds use during            0
    construction - (credit)                 (1,328,244)     627,775     (522,026)           0          0
     Total Interest Charges                 10,174,957    3,018,743   10,666,019       93,158    105,670           0  218,958
      Net Income (Loss) before pref. ret.   (6,521,740)   2,615,936   (4,637,686)  (2,009,186)   125,133   1,893,037  389,185
Preferred Return Requirement                         0            0
        Net (Loss) Income                  ($6,521,740)  $2,615,936  ($4,637,686) ($2,009,186)  $125,133  $1,893,037 $389,185

   The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (Continued)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996


                                             EUA          EUA        EUA          EUA          EUA        EUA       EUA
                                             Citizens    Highland    MUPA      WestCoast      FRC II     EC&S I     EC&S II
                                           Corporation  Corporation  (Partn.)  (Partn.)      (Partn.)   (Partn.)   (Partn.)
Operating Revenues                          $1,908,467  $10,285,465         $0   $2,343,338   $22,941  $1,714,572   $4,253,921
Operating Expenses:
  Operation                                  1,604,132    9,367,808      2,482    1,881,380       913     126,971      326,815
  Maintenance                                    2,254        3,537      4,994       58,700     2,093     112,334      500,819
  Depreciation and amortization                133,142      402,282          0      376,784    11,305     765,733    2,207,444
  Taxes - Other than income                     11,205       47,221          0            0         0           0            0
             - Income (credit)                  18,895      239,612          0            0         0           0            0
             - Deferred                         15,657       27,024
     Total Operating Expenses                1,785,285   10,087,484      7,476    2,316,864    14,311   1,005,038    3,035,078
        Operating Income                       123,182      197,981     (7,476)      26,474     8,630     709,534    1,218,843
Other Income and Deductions:
  Interest and dividend income                   3,286      162,194          0        9,651         0           0        3,841
  Equity in earnings of jointly-
    owned companies
  Allowance for other funds used during
    construction
  Other (deductions) income - net                  643      (13,175)                                            0            0
    Total Other Income                           3,929      149,019          0        9,651         0           0        3,841
      Income (Loss) Before Interest charges    127,111      347,000     (7,476)      36,125     8,630     709,534    1,222,684
Interest Charges:
  Interest on long-term debt                                           134,952      537,536         0     302,079      936,222
  Amortization of debt expense and premium
  Other interest expense (principally
    short-term notes)                          160,697      216,852          0            0         0           0            0
  Allowance for borrowed funds use during
    construction - (credit)                    (78,617)     (99,826)         0            0         0           0            0
     Total Interest Charges                     82,080      117,026    134,952      537,536         0     302,079      936,222
      Net Income (Loss) before pref. ret.       45,031      229,974   (142,428)    (501,411)    8,630     407,455      286,462
Preferred Return Requirement                                                              0                     0            0
        Net (Loss) Income                      $45,031     $229,974  ($142,428)   ($501,411)   $8,630    $407,455     $286,462

   The accompanying notes are an integral part of the financial statements.

 EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                                                 EUA                       EUA          EUA        EUA       EUA         EUA
                                               Cogenex                   Cogenex        Nova       Day       NEM       Cogenex
                                             Consolidated Eliminations Corporation   (Division)  (Division)  Inc        Canada
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                            ($6,521,740) $2,615,935  ($4,637,687) ($2,009,186) $125,133  $1,893,037   $389,185
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activ.:
   Depreciation and amortization              10,455,096                5,429,782      161,915    80,389     885,144
   Deferred taxes                              1,429,691                1,094,343                            292,667
   Non-cash (Gains)/Expenses on Sales of               0
      Invest. in Energy Savings Projects       8,262,320                2,273,653
   Collections & sales of proj. notes
       & Leases receivable                     7,775,899                6,953,646
   Equity earnings                                     0  (2,577,369)  (2,577,369)
   Other - net                                 8,361,265  (6,765,148)   1,785,627      214,766   (18,049)   (342,438)  (279,477)
Net Changes to Working Capital:                        0
  Accounts receivable                         (3,959,664) (3,536,576)  (3,753,493)   2,738,431     8,695     107,164     (7,938)
  Materials and supplies                       1,632,957    (312,765)      21,086    1,253,298   (10,541)
  Accounts payable                            (1,870,680)  3,287,731   (2,121,441)    (379,197)  284,993       3,622  2,698,898
  Accrued taxes                                  328,344      37,737         (126)      19,552    (2,676)               272,473
  Other - net                                 (1,686,495)    473,802   (2,967,698)      86,078   104,510                 11,938
  Net Cash Prov. from (Used in) Operat. Act.  24,206,993  (6,776,653)   1,500,323    2,085,657   572,454   2,839,196  3,085,079
CASH FLOW FROM INVESTING ACTIVITIES:
  Expenditures for invest. in energy
       savings projects                      (27,625,278)   (151,630) (18,113,955)     (76,380) (259,536)        440 (3,248,117)
  Collections on notes and leases rec.         3,665,055                2,846,907       22,808    15,053                780,287
   Investments in subsidiaries                   (36,434) 11,628,801   11,592,367
   Net Cash Provided from (Used in)
     Financing Activities                    (23,996,657) 11,477,171   (3,674,681)     (53,572) (244,483)        440 (2,467,830)
CASH FLOW FROM FINANCING ACTIVITIES:
 Redemption:                                           0
           Long-term debt                     (6,700,000) (8,083,174)  (6,700,000)
           Dividends declared                          0  (2,612,000)                                     (2,612,000)
    Capital contribution - EUA                 1,550,000                1,550,000
    Partner's contribution(withdrawal)                 0   1,032,009
   Net increase (decrease) in short-term debt  8,098,455   4,962,647    8,359,000   (1,675,796) (100,000)    340,000   (529,344)
   Net Cash Provided from (Used in)
        Financing Activities                   2,948,455  (4,700,518)   3,209,000   (1,675,796) (100,000) (2,272,000)  (529,344)
NET INCREASE (DECREASE) IN CASH                3,158,791           0    1,034,642      356,289   227,971     567,636     87,905
Cash and temporary cash investments
        at beginning of year                   1,503,436           0      508,570     (215,160)   65,567         993    (37,663)
Cash and temporary cash investments
        at end of year                        $4,662,227          $0   $1,543,212     $141,129  $293,538    $568,629    $50,242
Cash paid during the year for:
        Interest (net of amounts capital.)   $13,341,743    $627,775  $14,068,444                                            $0
        Income Taxes (refund)                ($5,480,385)             ($6,008,306)                          $501,564
Conversion of investments in energy
       savings projects
       to notes and leases receivable         $7,779,372               $5,461,992
( ) Denotes contra

   The accompanying notes are an integral part of the financial statements.

 EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (Continued)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                                                 EUA          EUA      EUA         EUA          EUA        EUA          EUA
                                              Citizens     Highland   MUPA       WestCoast     FRC II     EC&S I       EC&S II
                                             Corporation  Corporation  (Partn.)   (Partn.)     (Partn.)   (Partn.)      (Partn.)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                              $45,031     $229,974  ($142,428)   ($501,411)    $8,630    $407,455     $286,462
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activ.:
   Depreciation and amortization               133,141      402,282      1,175      376,784     11,305     765,734    2,207,445
   Deferred taxes                               15,657       27,024
   Non-cash (Gains)/Expenses on Sales of
      Invest. in Energy Savings Projects                  5,105,379                 713,288                      0      170,000
   Collections & sales of proj. notes                       208,707                 108,363          0     113,760      391,423
       & Leases receivable
   Equity earnings
   Other - net                                  26,340      209,348                       0
Net Changes to Working Capital:
  Accounts receivable                         (651,919)  (5,308,402)    (6,139)     399,303    513,824    (547,827)    (987,939)
  Materials and supplies                                     56,349                                  0
  Accounts payable                             125,000      677,796    469,965     (507,554)   104,684     (13,903)      74,188
  Accrued taxes                                  2,968       36,154                  37,736
  Other - net                                  (37,105)      (4,502)    80,572       79,503     38,990       5,600    1,389,421
  Net Cash Prov. from (Used in) Operat. Act.  (340,887)   1,640,109    403,145      706,012    677,433     730,819    3,531,000
CASH FLOW FROM INVESTING ACTIVITIES:
  Expenditures for invest. in energy        (1,726,621)  (7,223,340)         0    9,778,151          0  (2,990,548)  (3,917,002)
       savings projects                                                      0            0          0
  Collections on notes and leases rec.
   Investments in subsidiaries
   Net Cash Provided from (Used in)         (1,726,621)  (7,223,340)         0    9,778,151          0  (2,990,548)  (3,917,002)
     Financing Activities
CASH FLOW FROM FINANCING ACTIVITIES:
 Redemption:
           Long-term debt                                             (315,359)  (8,931,582)         0   2,091,943     (928,176)
           Dividends declared
    Capital contribution - EUA
    Partner's contribution(withdrawal)                                 (88,299)    (916,661)  (572,744)  2,169,713      440,000
Net increase (decrease) in short-term debt   2,240,519    5,602,402          0                       0  (2,035,679)     860,000
   Net Cash Provided from (Used in)
        Financing Activities                 2,240,519    5,602,402   (403,658)  (9,848,243)  (572,744)  2,225,977      371,824
NET INCREASE (DECREASE) IN CASH                173,011       19,171       (513)     635,920    104,689     (33,752)     (14,178)
Cash and temporary cash investments            (10,281)     150,287      1,000      478,954     14,243     119,347      427,579
        at beginning of year                  $162,730     $169,458       $487   $1,114,874   $118,932     $85,595     $413,401
Cash and temporary cash investments
        at end of year
Cash paid during the year for:
  Interest (net of amounts capital.)              $900     ($99,826)
        Income Taxes (refund)                 ($13,875)     $40,232
Conversion of investments in energy
       savings projects
       to notes and leases receivable                    $2,152,947                                             $0     $164,433
( ) Denotes contra
The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL
    DECEMBER 31, 1996



                                              EUA                       EUA          EUA          EUA          EUA       EUA
                                            Cogenex                   Cogenex        Nova         Day          NEM     Cogenex
                                          Consolidated Eliminations Corporation   (Division)   (Division)      Inc.     Canada
Balance of retained earnings at
        beginning of year                   6,796,888  $15,012,702   $4,943,244   $2,118,075   ($175,731)    $437,533   $95,831
Additions:                                          0
       Net Income (Loss)                   (6,521,740)      38,566   (7,215,056)  (2,009,186)    125,133    1,893,037   389,185
       Partners Capital contribution                0    2,609,713
       Other additions                              0            0
       Total                                  275,148   17,660,981   (2,271,812)     108,889     (50,598)   2,330,570   485,016
Deductions:                                         0
       Dividends:                                   0
       Common - subsidiaries                        0    2,560,000                                          2,560,000
       Partners withdrawals                         0    1,577,704
       Other deductions                             0       64,132                                                       64,132
       Total                                        0    4,201,836            0            0           0    2,560,000    64,132
Balance of retained earnings at
          end of period                       275,148   13,459,145   (2,271,812)     108,889     (50,598)    (229,430)  420,884

Other Paid-In Capital at beginning of yr.  45,787,287   15,866,802   44,689,755                1,097,532   11,502,050         0
Additions:                                         $0
       Capital Contribution - EUA           1,550,000                 1,550,000
Deductions:
  Foreign currency translation adjust.         63,822                    63,822
Other Paid-In Capital at end of period    $47,273,465  $15,866,802  $46,175,933           $0  $1,097,532  $11,502,050        $0

       ( ) Denotes Contra
   The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL (Continued)
DECEMBER 31, 1996
                                              EUA          EUA       EUA          EUA        EUA          EUA        EUA
                                             Citizens     Highland    MUPA      West Coast   FRC II       EC&S I   EC&S II
                                           Corporation  Corporation (Partn.)     (Partn.)   (Partn.)     (Partn.)  (Partn.)
Balance of retained earnings at
        beginning of year                     ($17,780)    $140,176 ($461,205)  $3,872,672   $661,984   $3,017,730 $7,177,061
Additions:
       Net Income (Loss)                        45,031      229,974  (142,428)    (501,411)     8,630      407,455    286,462
       Partners Capital contribution                                                                     2,169,713    440,000
       Other additions
       Total                                    27,251      370,150  (603,633)   3,371,261    670,614    5,594,898  7,903,523
Deductions:
       Dividends:
       Common - subsidiaries
       Partners withdrawals                                            88,299      916,661    572,744
       Other deductions
       Total                                         0            0    88,299      916,661    572,744            0          0
Balance of retained earnings at
          end of period                         27,251      370,150  (691,932)   2,454,600     97,870    5,594,898  7,903,523

Other Paid-In Capital at beginning of yr.                 4,364,752
Additions:
       Capital Contribution - EUA
Deductions:
  Foreign currency translation adjust.
Other Paid-In Capital at end of period              $0   $4,364,752        $0           $0         $0           $0         $0

    ( ) Denotes Contra
The accompanying notes are an integral part of the financial statements.

 EUA ENERGY INVESTMENT AND SUBSIDIARY
     CONSOLIDATING BALANCE SHEETS
           DECEMBER 31, 1996
                                            EUA                       EUA
                                           Energy                    Energy                Eastern
                                         Investment                Investment     EUA      Unicord       EUA
ASSETS                                  Consolidated Eliminations Corporation    Transcap. Corporation   Bioten

Utility plant and other investments:
 Non-utility property                    $1,691,774                            $1,691,774
 Less accumulated provision for deprec.     791,091                               791,091

 Net non-utility property                   900,683                               900,683
 Investments in subsid. (at equity)       5,780,491   (6,488,058)  (2,623,237)               317,539    1,598,131
 Other investments & notes receiv.          200,872                    65,818       9,820                 125,234

 Total Utility Plant and Other Invest.    6,882,046   (6,488,058)  (2,557,419)    910,503    317,539    1,723,365

Current Assets:
    Cash and temporary cash investments     387,629                    15,530     372,099
    Notes receivable                      4,717,451   15,765,671   16,765,671                           3,717,451
    Accounts receivable  - Net            1,605,734                  (204,114)  1,593,678        456      215,714
    Accounts receivable - assoc. comp.                    91,173       89,987                  1,186
    Other current assets                     84,435                    39,806      44,629

        Total Current Assets              6,795,249   15,856,844   16,706,880   2,010,406      1,642    3,933,165

Deferred Debits:
    Other deferred debits                   477,041                   466,676      10,365

        Total Deferred Debits               477,041                   466,676      10,365

    Total assets                        $14,154,336   $9,368,786  $14,616,137  $2,931,274   $319,181   $5,656,530

    ( ) Denotes Contra

 EUA ENERGY INVESTMENT AND SUBSIDIARY
     CONSOLIDATING BALANCE SHEETS
           DECEMBER 31, 1996
                                            EUA                       EUA
                                           Energy                    Energy                  Eastern
                                         Investment                Investment   EUA         Unicord        EUA
LIABILITIES                             Consolidated Eliminations Corporation   Transc.    Corporation     Bioten

Capitalization:
    Common equity                       ($13,040,330 ($6,488,058) ($13,040,330 ($4,173,089) ($1,840,592)   ($474,377)

      Total Capitalization              (13,040,330)  (6,488,058) (13,040,330)  (4,173,089)  (1,840,592)    (474,377)

Current Liabilities:
    Notes Payable                        28,476,824   15,765,671   28,421,751    7,674,539    2,245,096    5,901,109
    Accounts payable                         28,056                     5,757       22,299
    Accounts payable - assoc. comp.          41,454        3,356       24,205        8,605        2,120        9,880
    Interest accrued                        441,701       87,817      441,701       67,127       20,690
    Other current liabilities               176,228                                176,228

      Total Current Liabilities          29,164,263   15,856,844   28,893,414    7,948,798    2,267,906    5,910,989

Deferred Credits:
    Minority Interest (Loss)             (1,156,670)                            (1,156,670)

      Total Deferred Credits             (1,156,670)                            (1,156,670)                        0

Accumulated deferred taxes                 (812,927)               (1,236,947)     312,235     (108,133)     219,918

Commitments and contingencies (Note J)

  Total liabilities and capitalization  $14,154,336   $9,368,786  $14,616,137   $2,931,274     $319,181   $5,656,530

    ( ) Denotes Contra

 EUA ENERGY INVESTMENT AND SUBSIDIARY
     CONSOLIDATING STATEMENTS OF CAPITALIZATION
           DECEMBER 31, 1996

                                            EUA                       EUA
                                           Energy                    Energy                   Eastern
                                         Investment                Investment    EUA         Unicord        EUA
                                        Consolidated Eliminations Corporation    Transc     Corporation     Bioten

Common Equity:
    Common shares                                $1          $21           $1          $10          $10           $1
    Other paid-in capital                       999   $1,001,089          999    1,000,090          990            9
    Retained earnings                   (13,041,330) ($7,489,168) (13,041,330)  (5,173,189)  (1,841,592)    (474,387)

      Total Common Equity               (13,040,330)  (6,488,058) (13,040,330)  (4,173,089)  (1,840,592)    (474,377)

      Total Capitalization              ($13,040,330 ($6,488,058) ($13,040,330 ($4,173,089) ($1,840,592)   ($474,377)

 EUA ENERGY INVESTMENT AND SUBSIDIARY
    CONSOLIDATING INCOME STATEMENTS
 FOR THE YEAR ENDED DECEMBER 31, 1996

                                                        EUA                       EUA
                                                       Energy                    Energy                   Eastern
                                                     Investment                Investment      EUA        Unicord        EUA
                                                    Consolidated Eliminations Corporation     Transc      Corporation   Bioten
Operating  Revenues                                     $32,696     $            $             $32,696   $            $
Operating Expenses:
    Operation                                        $3,967,582                  $863,746   $3,094,429                  $9,407
    Maintenance                                           5,498                     5,498
    Depreciation and amortization                       455,379                    12,535      407,063                  35,781
    Taxes - Other than income                            16,247                    15,501          274                     472
    Income Taxes - Current (credit)                  (2,299,283)                 (855,703)  (1,443,580)
                 - Deferred (credit)                    202,632                   356,088     (153,456)

       Total Operating Expenses                       2,348,055                   397,665    1,904,730                  45,660

          Operating Income (Loss)                    (2,315,359)                 (397,665)  (1,872,034)                (45,660)

Other Income and Deductions:
 Interest and dividend income                            14,479      701,328      709,926        5,881
 Equity in earnings of jointly-owned companies         (535,391)  (2,968,594)  (3,103,767)                            (400,218)
 Allowance for other funds used during construction           6                         6
 Other income (deductions) - net                        226,629                    47,312          124          0      179,193

   Total Other Income                                  (294,277)  (2,267,266)  (2,346,523)       6,005          0     (221,025)

     Loss Before Interest Charges                    (2,609,636)  (2,267,266)  (2,744,188)  (1,866,029)         0     (266,685)

Interest Charges:
  Other interest expense (principally
    short-term notes)                                 1,379,883      701,328    1,245,331      835,880
  Allowance for borrowed funds used during const.           (20)                      (20)

      Total Interest Charges                          1,379,863      701,328    1,245,311      835,880

Net Income (Loss)                                    (3,989,499)  (2,968,594)  (3,989,499)  (2,701,909)         0     (266,685)

 Earnings (Loss) Avail. for Common Shareholders     ($3,989,499) ($2,968,594) ($3,989,499) ($2,701,909)        $0    ($266,685)

EUA Energy Common Shares outstanding                        100

Loss per share                                      ($39,894.99)

    ( ) Denotes Contra

 EUA ENERGY INVESTMENT AND SUBSIDIARY
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEAR ENDED DECEMBER 31, 1996

                                                    EUA                       EUA
                                                   Energy                    Energy                   Eastern
                                                 Investment                Investment      EUA        Unicord        EUA
                                                Consolidated Eliminations Corporation    Transc      Corporation     Bioten

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                               ($3,989,499) ($2,968,594) ($3,989,499) ($2,701,909)         $0    ($266,685)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and Amortization                   449,807                     7,679      406,347                   35,781
    Deferred Taxes                                  373,841                   307,379     (153,456)                 219,918
    Other - Net                                     431,589    2,968,594    2,997,414        2,551                  400,218
Changes in Operating Assets and Liabilities:
    Accounts receivable                            (226,802)     183,721      477,042     (416,249)                (103,874)
    Notes receivable                             (3,817,001)  (5,775,935)  (6,775,936)                           (2,817,000)
    Accounts payable                                (46,913)    (198,442)     (20,765)     (55,574)                (169,016)
    Accrued taxes
    Other - net                                  (1,219,656)      14,720   (1,271,606)      66,670

     Net Cash (Used In) Provided from
       Operating Activities                      (8,044,634)  (5,775,936)  (8,268,292)  (2,851,620)              (2,700,658)

CASH FLOW FROM INVESTING ACTIVITIES:
    Construction expenditures                      (314,099)                              (314,099)
    Increase/Decrease in Other Investments       (3,999,994)           0   (3,999,994)

     Net Cash (Used in) Investing Activities     (4,314,093)           0   (3,999,994)    (314,099)                       0

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase in short-term debt                  12,277,993    5,775,936   12,277,994    3,075,277                2,700,658

 Net Cash Provided From Financing Activities     12,277,993    5,775,936   12,277,994    3,075,277                2,700,658

NET (DECREASE) INCREASE IN CASH                     (80,734)                    9,708      (90,442)
Cash and temporary cash investments
   at beginning of year                             468,363                     5,822      462,541
Cash and temporary cash investments
   at end of year                                  $387,629                   $15,530     $372,099

Cash paid during the year for:
   Interest (Net of Amounts Capitalized            $686,586                      ($20)    $686,606
   Income Taxes (refund)                        ($2,472,769)              ($1,148,466) ($1,029,522)       $456    ($295,237)
( ) Denotes Contra

 EUA ENERGY INVESTMENT AND SUBSIDIARY
CONSOLIDATING STATEMENTS OF RETAINED
EARNINGS AND OTHER PAID-IN CAPITAL
           DECEMBER 31, 1996
                                            EUA                       EUA
                                           Energy                    Energy                   Eastern
                                         Investment                Investment      EUA        Unicord        EUA
                                        Consolidated Eliminations Corporation    Transc      Corporation     Bioten

Balance of retained earnings at begin.  ($9,051,831) ($4,520,574) ($9,051,831) ($2,471,280) ($1,841,592)   ($207,702)
Additions:
      Net Income (Loss)                  (3,989,499) ($2,968,594)  (3,989,499)  (2,701,909)           0     (266,685)

Balance of retained earnings at end of  ($13,041,330 ($7,489,168) ($13,041,330 ($5,173,189) ($1,841,592)   ($474,387)

    ( ) Denotes Contra


Notes to Consolidated Financial Statements
December 31, 1996

(A) Nature of Operations and Summary of Significant Accounting Policies:

General:   Eastern Utilities Associates (EUA) is a diversified energy services holding company. Its subsidiaries are principally engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management; and promoting the conservation and efficient use of energy.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Consolidation: The consolidated financial statements include the accounts of EUA and all subsidiaries. All material intercompany transactions between the consolidated subsidiaries have been eliminated.

System of Accounts: The accounts of EUA and its consolidated subsidiaries are maintained in accordance with the uniform system of accounts prescribed by the regulatory bodies having jurisdiction.

Jointly Owned Companies:   Montaup Electric Company (Montaup) follows the
equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies. Montaup's investments in these nuclear generating companies range from 2.50% to 4.50%. Montaup is entitled to electricity produced from these facilities based on its ownership interests and is billed for its entitlement pursuant to contractual agreements which are approved by the Federal Energy Regulatory Commission
(FERC).

One of the four facilities, Yankee Atomic, is being decommissioned, but Montaup is required to pay, and has received FERC authorization to recover, its proportionate share of any unrecovered costs and costs incurred after the plant's retirement. Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $7.8 million at December 31, 1996 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

In December 1996, the Board of Directors of Connecticut Yankee voted to retire the generating station. Connecticut Yankee certified to the NRC that it had permanently closed power generation operations and removed fuel from the reactor. Montaup has a 4.5% equity ownership in Connecticut Yankee. Montaup's share of all unrecovered assets and the total estimated costs to decommission the unit aggregated approximately $34.1 million at December 31, 1996 and is included with Other Liabilities on the Consolidated Balance Sheet. Also, due to anticipated recoverability, a regulatory asset has been recorded for the same amount and is included with Other Assets.

Montaup also has a stock ownership investment of 3.27% in each of two companies which own and operate certain transmission facilities between the Hydro Quebec electric system and New England.

EUA Ocean State Corporation (EUA Ocean State) follows the equity method of accounting for its 29.9% partnership interest in the Ocean State Power Project
(OSP). Also, EUA Energy Investment follows the equity method of accounting for its 40% partnership interest (9.9% voting power) in BIOTEN, G.P. and for its 20% stock ownership (9.9% voting power) in Separation Technologies, Inc. These ownership interests and Montaup's stock ownership investments are included in "Investments in Jointly Owned Companies" on the Consolidated Balance Sheet.

Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant were equivalent to a composite rate of approximately 3.7% in 1996 based on the average depreciable property balances at the beginning and end of each year. Non-utility property and equipment of EUA Cogenex Corporation (EUA Cogenex) is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment, computer equipment and real property is computed on the straight-line method based on estimated useful lives ranging from five to forty years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

Other Assets: The components of Other Assets at December 31, 1996 are detailed as follows:

(In Thousands)                                                  1996
Regulatory Assets:
        Unamortized losses on reacquired debt              $   14,088
        Unrecovered plant and
            decommissioning costs                              41,915
        Deferred FAS 109 costs (Note B)                        58,712
        Deferred FAS 106 costs                                  4,054
        Mendon Road judgment (Note J)                           6,154
        Other regulatory assets                                 6,363
        Total regulatory assets                               131,286
Other deferred charges and assets:
        Unamortized debt expenses                               4,625
        Goodwill                                                6,848
        Other                                                  32,784
        Total Other Assets                                  $ 175,543

Regulatory Accounting: EUA's Core Electric companies are subject to certain accounting rules that are not applicable to other industries. These accounting rules allow regulated companies, in appropriate circumstances, to establish regulatory assets and liabilities which defer the current financial impact of certain costs that are expected to be recovered in future rates. EUA believes that its Core Electric operations continue to meet the criteria established in these accounting standards. Effects of legislation and/or regulatory initiatives or EUA's own initiatives could ultimately cause the Core Electric companies to no longer follow these accounting rules. In such an event, a non-cash write-off of regulatory assets and liabilities could be required at that time.

Allowance for Funds Used During Construction (AFUDC) and Capitalized Interest:
AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 9.0% in 1996. The caption "Allowance for Borrowed Funds Used During Construction" also includes interest capitalized for non-regulated entities in accordance with Financial Accounting Standards Board (FASB) Statement No. 34.

Operating Revenues: Utility revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison Company (Eastern Edison), Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) (collectively, the Retail Subsidiaries) accrue the estimated amount of unbilled base rate revenues at the end of each month to match costs and revenues more closely. In addition they also record the difference between fuel costs incurred and fuel costs billed. Montaup recognizes revenues when billed. Montaup, Blackstone, and Newport also record revenues related to rate adjustment mechanisms.

EUA Cogenex's revenues are recognized based on financial arrangements established by each individual contract. Under paid-from-savings contracts, revenues are recognized as energy savings are realized by customers. Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. Interest on the financing portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement. All construction and installation costs are recognized as contract expenses when the contract revenues are recorded. In circumstances in which material uncertainties exist as to contract profitability, cost recovery accounting is followed and revenues received under such contracts are first accounted for as recovery of costs to the extent incurred.

Federal Income Taxes: EUA and its subsidiaries generally reflect in income the estimated amount of taxes currently payable, and provide for deferred taxes on certain items subject to temporary timing differences to the extent permitted by the various regulatory agencies. EUA's rate-regulated subsidiaries defer recognition of annual investment tax credits (ITC) and amortize these credits over the productive lives of the related assets.

Cash and Temporary Cash Investments:   EUA considers all highly liquid
investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.

(B) Income Taxes:

EUA adopted FASB statement No. 109, "Accounting for Income Taxes" (FAS 109), which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of ratemaking treatment and provisions in the Tax Reform Act of 1986. Total deferred tax assets and liabilities for 1996 are comprised as follows:

                     Deferred Tax                           Deferred Tax
(In Thousands)        Assets              (In Thousands)    Liabilities

Plant Related                             Plant Related
   Differences          $18,442               Differences     $188,425
Alternative                                Refinancing
  Minimum Tax               852                Costs             1,623
NOL Carryforward          1,655            Pensions              1,313
Pensions                  4,012
Acquisitions              3,965
Other                     5,657            Other                12,042
        Total           $34,583                   Total       $203,403

 As of December 31, 1996, EUA has recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $21.2 million. This amount primarily represents excess deferred income taxes resulting from the reduction in the federal income tax rate and also include deferred taxes provided on investment tax credits. Also at December 31, 1996, a regulatory asset of approximately $58.7 million, has been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for Eastern Utilities Associates and Subsidiary Companies for 1996 are as follows:
                                                                                                        EUA
                                                                         Eastern           EUA         Energy
                                           EUA                         Utilities       Service        Services
                                       Consolidated    Eliminations   Associates      Corporation    Corporation
Federal:
  Current                                  ($231,268)       ($20,078)  ($4,219,727)       $219,879              $0
  Deferred                                $9,838,696         (18,413)    4,125,240          36,959               0
  Investment Tax Credit, Net             ($1,124,988)                            0               0               0
                                          $8,482,440         (38,491)      (94,487)        256,838               0

State:
  Current                                 $2,822,754                             0          11,074               0
  Deferred                                 ($362,963)                            0          59,095               0
                                          $2,459,791               0             0          70,169               0


Charged to Operations-Federal & State    $10,942,231         (38,491)      (94,487)        327,007               0
Charged to Other Income                           $0
  Current                                 $4,797,682                             0               0         (27,190)
  Deferred                                $2,134,897                       371,020               0               0
  Investment Tax Credit, Net                ($82,200)                            0               0               0
                 Total                   $17,792,610        ($38,491)     $276,533        $327,007        ($27,190)


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates            $17,751,348        ($13,472)   ($229,983)       $241,503        ($27,190)
(Decrease) Increase in Tax From:                    $0
 Equity Component of AFUDC                   ($189,369)
 Depreciation of Equity AFUDC                   $1,794                                        4,243
 Amortization and Utilization of ITC       ($1,207,188)
 State Tax, Net of Federal Income Tax Bene. $1,952,311                                       45,610
 Other                                       ($516,286)        (25,019)     506,516          35,651
                 Total                     $17,792,610        ($38,491)    $276,533        $327,007        ($27,190)

NOTE B - INCOME AND DEFERRED TAXES: (Continued)

Components of income and deferred tax expense for Eastern Utilities Associates and Subsidiary Companies for 1996 are as follows:
                                      Blackstone                        Eastern          EUA             EUA
                                        Valley          Newport         Edison          Cogenex         Energy          EUA
                                       Electric        Electric         Company       Corporation     Investment     Ocean State
                                        Company         Company      Consolidated    Consolidated    Consolidated    Corporation
Federal:
  Current                               $2,900,635      $1,304,536    $9,111,295     ($6,077,643)  ($2,301,260)   ($1,189,061)
  Deferred                                (530,707)        386,259     5,152,053         452,393       202,632         (4,546)
  Investment Tax Credit, Net              (182,016)         (3,960)     (939,012)              0             0              0
                                         2,187,912       1,686,835    13,324,336      (5,625,250)   (2,098,628)    (1,193,607)

State:
  Current                                    1,919           1,341     2,612,145         194,118         1,978            179
  Deferred                                 (34,125)              0       122,215        (510,148)            0              0
                                           (32,206)          1,341     2,734,360        (316,030)        1,978            179


Charged to Operations-Federal & State    2,155,706       1,688,176    16,058,696      (5,941,280)   (2,096,650)    (1,193,428)
Charged to Other Income
  Current                                   40,132          13,509     1,232,164         792,624      (399,111)     3,145,554
  Deferred                                       0               0       (67,224)      1,484,297       172,608        174,196
  Investment Tax Credit, Net                     0         (82,200)            0               0             0              0
                 Total                  $2,195,838      $1,619,485   $17,223,636     ($3,664,359)  ($2,323,153)    $2,126,322

Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:


Tax Computed at Statutory Rates           $2,191,162      $1,571,722  $17,567,776     ($3,565,136)  ($2,209,429)    $2,197,451
(Decrease) Increase in Tax From:
 Equity Component of AFUDC                   (17,346)        (13,038)    (127,501)                                     (31,484)
 Depreciation of Equity AFUDC                282,848         166,978     (452,275)
 Amortization and Utilization of ITC        (182,016)        (86,160)    (939,012)
State Tax, Net of Federal Income Tax Bene.   (20,934)            872    1,896,531          27,061         1,711          1,460
 Other                                       (57,876)        (20,889)    (721,883)       (126,284)     (115,435)       (41,105)
                 Total                    $2,195,838      $1,619,485  $17,223,636     ($3,664,359)  ($2,323,153)    $2,126,322

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for Eastern Edison Company and Subsidiary for 1996 are as follows:

                                            Eastern                         Eastern         Montaup
                                            Edison                          Edison         Electric
                                         Consolidated    Eliminations       Company         Company
Federal:
  Current                                   $9,111,295                      $7,512,104      $1,599,191
  Deferred                                   5,152,053                         350,395       4,801,658
  Investment Tax Credit, Net                  (939,012)                       (310,848)       (628,164)
                                            13,324,336               0       7,551,651       5,772,685

State:
  Current                                    2,612,145                       1,528,968       1,083,177
  Deferred                                     122,215                         (35,824)        158,039
                                             2,734,360               0       1,493,144       1,241,216


Charged to Operations (Federal & State)     16,058,696                       9,044,795       7,013,901
Charged to Other Income
  Current                                    1,232,164                          25,353       1,206,811
  Deferred                                     (67,224)                              0         (67,224)
  Investment Tax Credit, Net                        $0                               0               0
                 Total                     $17,223,636              $0      $9,070,148      $8,153,488


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates            $17,567,776                      $8,636,534      $8,931,242
(Decrease) Increase in Tax From:
  Equity Component of AFUDC                   (127,501)                        (10,425)       (117,076)
  Depreciation of Equity AFUDC                (452,275)                        (96,925)       (355,350)
  Amortization and Utilization of ITC         (939,012)                       (310,848)       (628,164)
  State Tax, Net of Federal Income Tax       1,896,531                         973,298         923,233
  Other                                       (721,883)                       (121,486)       (600,397)
                 Total                     $17,223,636              $0      $9,070,148      $8,153,488

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for EUA Cogenex Corporation and Subsidiary Companies for 1996 are as follows:
                                              EUA                                            EUA
                                            Cogenex                 EUA        Northeast   Citizens      EUA           EUA
                                          Corporation             Cogenex      Energy     Conservation  Highland      Cogenex
                                         Consolidated  Elimin.   Corporation  Mgmt, Inc.  Svs, Inc.     Corporation   Canada
Federal:
  Current                               ($6,077,643)             ($7,327,742)  $677,406     $6,986       $204,776      $360,931
  Deferred                                  452,393                  125,193    284,519     15,657         27,024             0
  Investment Tax Credit, Net                      0                        0          0          0              0             0
                                         (5,625,250)         0    (7,202,549)   961,925     22,643        231,800       360,931

State:
  Current                                   194,118                  144,836      2,537     11,909         34,836             0
  Deferred                                 (510,148)                (518,296)     8,148          0              0             0
                                           (316,030)         0      (373,460)    10,685     11,909         34,836             0


Charged to Operations (Federal & State)  (5,941,280)         0    (7,576,009)   972,610     34,552        266,636       360,931
Charged to Other Income
  Current                                   792,624                  792,624          0          0              0             0
  Deferred                                1,484,297                1,484,297          0          0              0             0
  Investment Tax Credit, Net                     $0                        0          0          0              0             0
                 Total                  ($3,664,359)        $0   ($5,299,088)  $972,610    $34,552       $266,636      $360,931


Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates            ($3,565,136)         ($5,032,320)  $1,002,975   $27,854     $173,813        $262,541
(Decrease) Increase in Tax From:
  Equity Component of AFUDC                          0                    0            0         0            0               0
  Depreciation of Equity AFUDC                       0                    0                                                   0
  Amortization and Utilization of ITC                0                    0            0         0            0               0
  State Tax, Net of Federal Income Tax          27,061              (10,269)       6,945     7,741       22,643               0
  Other                                       (126,284)            (256,499)     (37,311)   (1,043)      70,179          98,390
                 Total                     ($3,664,359)     $0  ($5,299,088)    $972,610   $34,552     $266,636        $360,931

NOTE B - INCOME AND DEFERRED TAXES:

Components of income and deferred tax expense for EUA Energy Investment
Corporation and Subsidiary Companies for 1996 are as follows:

                                          EUA Energy                        EUA                           EUA
                                          Investment                      Energy            EUA         Unicord           EUA
                                         Consolidated  Eliminations     Corporation    TransCapacity   Corporation       Bioten
Federal:
  Current                                ($2,301,260)                    ($857,174)    ($1,444,086)          $0              $0
  Deferred                                   202,632                       356,088        (153,456)           0               0
  Investment Tax Credit, Net                       0                             0               0            0               0
                                          (2,098,628)            0        (501,086)     (1,597,542)           0               0

State:
  Current                                      1,978                          1472             506            0               0
  Deferred                                         0                             0               0            0               0
                                               1,978             0           1,472             506            0               0


Charged to Operations (Federal & State)   (2,096,650)            0        (499,614)     (1,597,036)           0               0
Charged to Other Income
  Current                                   (399,111)                            0               0            0        (399,111)
  Deferred                                   172,608                       (47,310)              0            0         219,918
  Investment Tax Credit, Net                       0                             0               0            0               0
                 Total                   ($2,323,153)           $0       ($546,924)    ($1,597,036)          $0       ($179,193)

Federal income tax expense was different than the amounts computed by applying the statutory rates to book income subject to tax for the following reasons:

Tax Computed at Statutory Rates          ($2,209,429)                   ($548,740)    ($1,504,631)             $0       ($156,058)
(Decrease) Increase in Tax From:
  Equity Component of AFUDC                        0                            0               0               0               0
  Depreciation of Equity AFUDC                                               0.00            0.00            0.00
  Amortization and Utilization of ITC              0                            0               0               0               0
  State Tax, Net of Federal Income Tax         1,711                          957             329               0             425
  Other                                     (115,435)                         859         (92,734)              0         (23,560)
                 Total                   ($2,323,153)          $0       ($546,924)    ($1,597,036)             $0       ($179,193)


EUA has $0.9 million of alternative minimum tax credits which have no expiration and can be utilized to reduce the consolidated regular tax liability.

(C) Capital Stock:

The changes in the number of common shares outstanding and related increases in Other Paid-In Capital during the year ended December 31, 1996 were as follows:

   Number of Common Shares Issued

Dividend         Common      Other
Reinvestment     Shares     Paid-In
and Employee     At Par     Capital
Savings Plans     (000)      (000)

 (767)          $ (4)       $  4

The preferred stock provisions of the Retail Subsidiaries place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1996 each company was in excess of the minimum requirements which would make these restrictions effective.

In the event of involuntary liquidation, the holders of non-redeemable preferred stock of the Retail Subsidiaries are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of these companies, each share of the non-redeemable preferred stock is entitled to accrued dividends plus the following:

Company   Issue    Amount

Blackstone:     4.25% issue       $104.40
                5.60% issue        103.82
Newport:        3.75% issue        103.50

(D) Redeemable Preferred Stock:

Eastern Edison's 6 5/8% Preferred Stock issue is entitled to an annual mandatory sinking fund sufficient to redeem 15,000 shares commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6 5/8% issue are subject to mandatory redemption on September 1, 2008, at a price of $100 per share plus accrued dividends.

In the event of liquidation, the holders of Eastern Edison's 6 5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.

In October 1996, Newport redeemed the remaining 900 shares of its 9.75% Preferred Stock, representing 500 shares under the mandatory sinking fund provision and 400 shares under the optional provision of the sinking fund.

(E) Long-Term Debt:

The various mortgage bond issues of Blackstone, Eastern Edison, and Newport are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly-owned by Eastern Edison, in the principal amount of approximately $236 million.

Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 1998. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.

Newport's Variable Rate Electric Energy Facilities Revenue Refunding Bonds are collateralized by an irrevocable Letter of Credit which expires on January 6, 1998, and permits an extension of one year upon mutual agreement of the Bank and Newport. EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.

In September, Eastern Edison used available cash to redeem $7 million of 4 7/8% First Mortgage Bonds at maturity.

The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1996 are:
$27.5 million in 1997, $72.5 million in 1998, $21.9 million in 1999, $62.5 million in 2000, and $14.3 million in 2001.

As a result of the June 1996 $5.9 million charge to earnings and lower than anticipated sales, EUA Cogenex was not in compliance with the interest coverage covenant contained in certain of its unsecured note agreements and therefore EUA Cogenex was in default under said note agreements. EUA Cogenex has reached agreement with lenders to modify the interest coverage covenant contained in these note agreements through January 1, 1998, and to waive the default created by the June 1996 charge.

(F) Fair Value Of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:
Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of these instruments.

Long Term Notes Receivable and Net Investment in Sales-Type Leases: The fair value of these assets are based on market rates of similar securities.

Preferred Stock and Long-Term Debt of Subsidiaries: The fair value of the System's redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1996.

                                            Carrying           Fair
                                          Amount ($000)     Value ($000)
EUA

    Cash and Temporary Cash Investments          112           112

    Redeemable Preferred Stock                    -             -

    Long-Term Debt                                -             -

EUA Service

    Cash and Temporary Cash Investments        4,088         4,088

    Redeemable Preferred Stock                    -             -

    Long-Term Debt                            10,100        10,585

Blackstone

    Cash and Temporary Cash Investments          798           798

    Redeemable Preferred Stock                    -             -

    Long-Term Debt                            36,500        37,596

Newport

    Cash and Temporary Cash Investments          292           292

    Redeemable Preferred Stock                    -             -

 Long-Term Debt                               21,280        21,987

Eastern Edison - Consolidated

    Cash and Temporary Cash Investments        2,105         2,105

    Redeemable Preferred Stock                30,000        30,300

    Long-Term Debt                           223,000       225,870

EUA Cogenex - Consolidated

    Cash and Temporary Cash Investments        4,662         4,662

    Redeemable Preferred Stock                    -             -

    Long-Term Notes Receivable and

   Net Investment in Sales-Type Leases        52,599        54,869

    Long-Term Debt                           112,500       118,040

EUA Energy - Consolidated

    Cash and Temporary Cash Investments          388           388

    Redeemable Preferred Stock                    -             -

 Long-Term Debt                                   -             -

EUA Ocean State

    Cash and Temporary Cash Investments           10            10

    Redeemable Preferred Stock                    -             -

    Long-Term Debt                            31,067        36,342

EUA Energy Services

    Cash and Temporary Cash Investments            1             1

    Redeemable Preferred Stock                    -             -

    Long-Term Debt                                -             -

(G) Lines Of Credit:

EUA System companies maintain short-term lines of credit with various banks aggregating approximately $140 million. At December 31, 1996, unused short-term lines of credit were approximately $89 million. In accordance with informal agreements with the various banks, commitment fees are required to maintain certain lines of credit. During 1996, the weighted average interest rate for short-term borrowings was 5.5%.

(H) Jointly Owned Facilities:

At December 31, 1996, in addition to the stock ownership interests discussed in Note A, Nature of Operations and Summary of Significant Accounting Policies -Jointly Owned Companies, Montaup and Newport had direct ownership interests in the following electric generating facilities:

                             Accumulated
                             Provision For                 Net      Construc-
                             Utility      Depreciation   Utility     tion
                   Percent   Plant in        and         Plant in   Work in
($ in thousands)    Owned    Service      Amortization   Service    Progress
Montaup:
 Canal Unit 2       50.00%     $83,194       $41,843      $41,351     $446
 Wyman Unit 4        1.96%       4,051         2,130        1,921
 Seabrook Unit 1     2.90%     194,928        29,983      164,945      251
 Millstone Unit 3    4.01%     178,854        49,560      129,294      170
Newport:
   Wyman Unit 4      0.67%       1,285           726          559

The foregoing amounts represent Montaup's and Newport's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1996, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $2.8 million and $1.8 million, respectively.

Montaup's and Newport's shares of related operating and maintenance expenses with respect to units reflected in the table above are included in the corresponding operating expenses.

(I) Financial Information By Business Segments:

The Core Electric Business includes results of the electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.

Energy Related Business includes results of our diversified energy related subsidiaries, EUA Cogenex, EUA Ocean State and EUA Energy Investment Corporation (EUA Energy) and EUA Energy Services. Corporate results include the operations of EUA Service and EUA Parent.

                                  Pre-Tax            Depreciation     Cash        Equity  in
                    Operating     Operating  Income     and         Construction  Subsidiary
($ in thousands)    Revenues      Income     Taxes   Amortization   Expenditures  Earnings
Year Ended
  December 31, 1996

    Core Electric    $ 470,719    $ 80,042   $ 19,902   $ 35,178     $ 33,337       $  1,587
    Energy Related      56,349    (11,536)    (9,231)     10,290       28,121          9,111
    Corporate                      (1,723)        271         10        1,272
        Total        $ 527,068    $ 66,783   $ 10,942   $ 45,478     $ 62,730        $10,698


                                         December 31,
($ in thousands)                             1996
Total Plant and Other Investments
    Core Electric                        $   715,796
    Energy Related                           196,236
    Corporate                                 20,357
        Total Plant and Other Investments    932,389
Other Assets
    Core Electric                            232,443
    Energy Related                            66,212
    Corporate                                 25,985
        Total Other Assets                   324,640
Total Assets                              $1,257,029


(J) Commitments And Contingencies:

Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs: The owners (or lead participants) of the nuclear units in which Montaup has an interest have made, or expect to make, various arrangements for the acquisition of uranium concentrate, the conversion, enrichment, fabrication and utilization of nuclear fuel and the disposition of that fuel after use. The owners (or lead participants) of United States nuclear units have entered into contracts with the Department of Energy (DOE) for disposal of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982 (NWPA). The NWPA requires (subject to various contingencies) that the federal government design, license, construct and operate a permanent repository for high level radioactive wastes and spent nuclear fuel and establish a prescribed fee for the disposal of such wastes and nuclear fuel. The NWPA specifies that the DOE provide for the disposal of such waste and spent nuclear fuel starting in 1998. Objections on environmental and other grounds have been asserted against proposals for storage as well as disposal of spent nuclear fuel. The DOE now estimates that a permanent disposal site for spent fuel will not be ready to accept fuel for storage or disposal until as late as the year 2010. Montaup owns a 4.01% interest in Millstone III and a 2.9% interest in Seabrook I. Northeast Utilities, the operator of the units, indicates that Millstone III has sufficient on-site storage facilities which, with rack additions, can accommodate its spent fuel for the projected life of the unit. At the Seabrook Project, there is on-site storage capacity which, with rack additions, will be sufficient to at least the year 2011.

The Energy Policy Act of 1992 requires that a fund be created for the decommissioning and decontamination of the DOE uranium enrichment facilities. The fund will be financed in part by special assessments on nuclear power plants in which Montaup has an interest. These assessments are calculated based on the utilities' prior use of the government facilities and have been levied by the DOE, starting in September 1993, and will continue over 15 years. This cost is passed on to the joint owners or power buyers as an additional fuel charge on a monthly basis and is currently being recovered by Montaup through rates.

Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone III and Seabrook I. Montaup's share of the current estimate of total costs to decommission Millstone III is $18.6 million in 1996 dollars, and Seabrook I is $13.1 million in 1996 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest or life of the unit entitlement. Such expenses are currently recoverable through rates.

Pensions: EUA maintains a non-contributory defined benefit pension plan covering substantially all employees of the EUA System (Retirement Plan). Retirement Plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the Retirement Plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

Total pension expense for the Retirement Plan for 1996 included the following components:

($ in thousands)                             1996

Service cost-benefits earned
   during the period                  $      3,126
Interest cost on projected
   benefit obligations                       9,765
Actual loss (return) on assets             (16,451)
Net amortization and deferrals               4,060
Total periodic pension expense        $        500

Assumptions used to determine pension costs:

Discount Rate                                7.25%
Compensation Increase Rate                   4.25%
Long-Term Return on Assets                   9.50%

 The following table sets forth the actuarial present value of benefit obligations and funded status at December 31, 1996:

($ in thousands)                             1996
Accumulated benefit obligations

Vested                                   $ (118,739)
Non-vested                                     (254)
Total                                      (118,993)
Projected benefit obligations              (136,286)
Plan assets at fair value,
  primarily stocks and bonds                161,300
Unrecognized net (gain)                     (29,963)
Unamortized net
  assets at January 1                         4,513
Net pension (liability)               $        (436)

The discount rate and compensation increase rate used to determine pension obligations, effective January 1, 1997 are 7.5% and 4.25%, respectively, and were used to calculate the plan's funded status at December 31, 1996.

At December 31, 1996, approximately $1.4 million was included in other liabilities for unfunded non-qualified benefits related to the 1995 voluntary retirement incentive offer.

EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date. EUA maintains life insurance on certain participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. As of December 31, 1996, approximately $4.4 million was included in accrued expenses and other liabilities for these plans. For the year ended December 31, 1996 expenses related to the Supplemental Plans were $1.5 million.

EUA also provides a defined contribution 401(k) savings plan for substantially all employees. EUA's matching percentage of employees' voluntary contributions to the plan amounted to $1.3 million in 1996.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.

The EUA System adopted Statement of Financial Accounting Standard No. 106, "Accounting for Post-Retirement Benefits Other Than Pensions," (FAS 106) as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. Under FAS 106 the present value of future benefits is recorded as a periodic expense over employee service periods through the date they become fully eligible for benefits. With respect to periods prior to adopting FAS 106, EUA elected to recognize accrued costs (the Transition Obligation) over a period of 20 years, as permitted by FAS 106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized and deferred amounts, was approximately $6.1 million in 1996.

The total cost of post-retirement benefits other than pensions for 1996 includes the following components:

($ in thousands)                            1996

Service cost                             $   1,123
Interest cost                                4,449
Actual return on plan assets                  (253)
Amortization of transition obligation        3,313
Other amortizations & deferrals - net       (1,211)
Net periodic post-retirement
   benefit cost                          $   7,421

Assumptions used to determine post-retirement benefit costs

    Discount rate                            7.25%
    Health care cost trend rate
                      - near-term            9.00%
                      - long-term            5.00%
    Compensation increase rate               4.25%
    Long-term return on assets
                      - union                8.50%
                      - non-union            7.50%

Reconciliation of funded status:
($ in thousands)                            1996

Accumulated post-retirement benefit obligation (APBO):

Retirees                                  $(36,518)
Active employees fully eligible
   for benefits                             (5,952)
Other active employees                     (19,652)
Total                                     $(62,122)

Plan assets at fair value, primarily
   notes and bonds                          17,743
Unrecognized transition obligation          53,001
Unrecognized net loss (gain)               (17,551)
(Accrued)/prepaid post-retirement
   benefit cost                          $  (8,929)

The discount rate and compensation increase rate used to determine post-retirement benefit obligations effective January 1, 1997 are 7.5% and 4.25%, respectively, and were used to calculate the funded status of post-retirement benefits at December 31 , 1996.

Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1996 by $800,000 and increase the total accumulated post-retirement benefit obligation by $7.5 million.

The EUA System has also established separate irrevocable external Voluntary Employees' Beneficiary Association Trust Funds for union and non-union retirees. Contributions to the funds commenced in March 1993 and totaled approximately $7.8 million in 1996.

Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1996, the aggregate annual minimum commitments for such contracts are approximately $122 million in 1997, $116 million in 1998, $114 million in 1999, $111 million in 2000, $111 million in 2001 and will aggregate $1.0 billion for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under such contracts. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are currently recoverable through rates.

Environmental Matters: There is an extensive body of federal and state statutes governing environmental matters, which permit, among other things, federal and state authorities to initiate legal action providing for liability, compensation, cleanup, and emergency response to the release or threatened release of hazardous substances into the environment and for the cleanup of inactive hazardous waste disposal sites which constitute substantial hazards. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the United States Environmental Protection Agency (EPA) as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims. EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.

On December 13, 1994, the United States District Court for the District of Massachusetts (District Court) issued a judgment against Blackstone, finding Blackstone liable to the Commonwealth of Massachusetts (Commonwealth) for the full amount of response costs incurred by the Commonwealth in the cleanup of a by-product of manufactured gas at a site at Mendon Road in Attleboro, Massachusetts. The judgment also found Blackstone liable for interest and litigation expenses calculated to the date of judgment. The total liability is approximately $5.9 million, including approximately $3.6 million in interest which has accumulated since 1985. Due to the uncertainty of the ultimate outcome of this proceeding and anticipated recoverability, Blackstone recorded the $5.9 million District Court judgment as a deferred debit. This amount is included with Other Assets at December 31, 1996.

Blackstone filed a Notice of Appeal of the District Court's judgment and filed its brief with the United States Court of Appeals for the First Circuit (First Circuit) on February 24, 1995. On October 6, 1995 the First Circuit vacated the District Court's judgment and ordered the District Court to refer the matter to the EPA to determine whether the chemical substance, ferric ferrocyanide (FFC), contained within the by-product is a hazardous substance. On January 20, 1995, Blackstone entered into an escrow agreement with the Commonwealth whereby Blackstone deposited $5.9 million with an escrow agent who transferred the funds into an interest bearing money market account. The distribution of the proceeds of the escrow account will be determined upon the final resolution of the judgment. No additional interest expense will accrue on the judgment amount.

On January 28, 1994, Blackstone filed a complaint in the District Court, seeking, among other relief, contribution and reimbursement from Stone & Webster Inc., of New York City and several of its affiliated companies (Stone & Webster), and Valley Gas Company of Cumberland, Rhode Island (Valley) for any damages incurred by Blackstone regarding the Mendon Road site. On November 7, 1994, the court denied motions to dismiss the complaint which were filed by Stone & Webster and Valley. This proceeding was stayed in December 1995 pending final EPA determination as to whether FFC is hazardous.

In addition, Blackstone has notified certain liability insurers and has filed claims with respect to the Mendon Road site, as well as other sites. Blackstone reached settlement with one carrier for reimbursement of legal costs related to the Mendon Road case. In January 1996, Blackstone received the proceeds of the settlement.

As of December 31, 1996, the EUA System had incurred costs of approximately $5.7 million (excluding the $5.9 million Mendon Road judgment) in connection with these sites, substantially all of which relate to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing all of its incurred costs over a five-year period consistent with prior regulatory recovery periods and is recovering certain of those costs in rates.

EUA estimates that additional costs of up to $2.8 million (excluding the $5.9 million Mendon Road judgment) may be incurred at these sites through 1998, substantially all of which relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1998 cannot be made since site studies, which are the basis of these estimates, have not been completed. As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the financial position of the EUA System or to any individual subsidiary and thus no loss provision is required at this time.

The Clean Air Act Amendments created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments expanded the regulatory role of the EPA regarding emissions from electric generating facilities and a host of other sources. EUA System generating facilities were first affected in 1995, when EPA regulations took effect for facilities owned by the EUA System. Montaup's coal-fired Somerset Unit #6 is utilizing lower sulfur content coal to meet the 1995 air standards. EUA does not anticipate the impact from the Amendments to be material to the financial position of the EUA System.

In November of 1996, the EPA proposed to toughen the nation's ozone standards as well as the particulate matters standards. The effect that such rules will have on the EUA System cannot be determined by management at this time. On December 23, 1996, Eastern Edison, Montaup, the Massachusetts Attorney General and Division of Energy Resources reached a settlement in principle regarding electric utility industry restructuring in the state of Massachusetts. The proposed settlement includes a plan for emissions reductions related to Montaup's Somerset Station Units 5 and 6, and to Montaup's 50% ownership share of Canal Electric's Unit #2. The basis for SO2 and NO x emission reductions in the proposed settlement is an allowance cap calculation. Montaup may meet its allowance caps by any combination of control technologies, fuel switching, operational changes, and/or the use of purchased or surplus allowances. The settlement is expected to be submitted to the MDPU in March 1997.

In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight northeast states including Massachusetts and Rhode Island, issued recommendations for NOx controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control Technology (RACT) be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx Similar regulations have been issued in Rhode Island. Montaup has initiated compliance, through, among other things, selective noncatalytic reduction processes.

A number of scientific studies in the past several years have examined the possibility of health effects from EMF that are found wherever there is electricity. While some of the studies have indicated some association between exposure to EMF and health effects, many others have indicated no direct association. The research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of EMF, are continuing. On October 31, 1996, the National Academy of Sciences issued a literature review of all research to date, "Possible Health Effects of Exposure to Residential Electric and Magnetic Fields." Its most widely reported conclusion stated, "No clear, convincing evidence exists to show that residential exposures to EMF are a threat to human health."

Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting Board to establish rules and regulations governing construction of high voltage transmission lines of 69kv or more. Management cannot predict the ultimate outcome of the EMF issue.

Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $31.5 million, 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $31.1 million, 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 7.22% and 9.6% Unsecured Notes. Under the December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook I and any costs of cancellation of Seabrook I or Seabrook II. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes it unlikely that EUA will ever be required to honor the guarantee.

Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $4.8 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $12.7 million and $1.6 million, respectively under a noncancelable transmission facilities support agreement for years subsequent to 1996.

Other: In the fourth quarter of 1996 EUA Cogenex was notified by Ridgewood/Mass. Corporation that it intended to seek damages related to certain claims and alleged misrepresentations by EUA Cogenex regarding the sale of its cogeneration portfolio. As part of the "Agreement for Assignment for Beneficial Interests," Ridgewood exercised these rights under the mandatory arbitration clause contained within said agreement. A date has not been determined for the arbitration proceedings at this time. EUA Cogenex has filed a counter claim against Ridgewood for its failure to pay for certain transitional expenses as stipulated in the "Assignment Agreement."

On January 10, 1997, the Internal Revenue Service (IRS) issued a report in connection with its examination of the consolidated income tax returns of EUA for 1992 and 1993. The report includes an adjustment to disallow EUA's inclusion of its investment in EUA Power's Preferred Stock as a deduction in determining Excess Loss Account (ELA) taxable income relating to the redemption of EUA Power's Common and Preferred Stock in 1993. The IRS has taken the position that the redemption of the Preferred Stock resulted in a capital loss transaction and not a deduction in determining ELA. The Company disagrees with the IRS's position and filed a protest in March 1997. EUA believes that it will ultimately prevail in this matter. However, if the ultimate resolution of this matter is a favorable decision for the IRS and EUA has not generated sufficient capital gain transactions to offset the capital loss then EUA would be required to record a charge that could have a material impact on financial results in the year of the charge but would not materially impact the financial position of the company.

In early 1997, ten plaintiffs brought suit against numerous defendants, including EUA, for injuries and illness allegedly caused by exposure to asbestos over approximately a thirty-year period, at premises, including some owned by EUA companies. The total damages claimed in all of these complaints is $25 million in compensatory and punitive damages, plus exemplary damages and interest and costs. Each complaint names between fifteen and twenty-eight defendants, including EUA. These complaints have been referred to the applicable insurance companies, and EUA is consulting with those insurers to determine the availability and extent of coverage. EUA cannot predict the ultimate outcome of this matter at this time.